SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission File Number 1-6049

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:  Target Corporation 401(k) Plan.

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TARGET CORPORATION

1000 Nicollet Mall

Minneapolis, Minnesota 55403

Target Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Plan Participants

Target Corporation

We have audited the accompanying statements of net assets available for benefits of the Target Corporation 401(k) Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 14, 2013	/s/ Ernst & Young, LLP

Target Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

(in thousands)

	December 31
	2012	2011
Assets
Investments	$6,017,493	$5,247,985
Receivables:
Due from broker for securities sold	31,358	59,742
Notes receivable from participants	133,563	119,505
Employer contributions	12,614	12,541
Participant contributions	12,670	11,822
Interest	2,455	—
Total receivables	192,660	203,610
Total assets	6,210,153	5,451,595

Liabilities
Payables:
Due to broker for securities purchased	36,952	72,945
Expenses	1,292	1,499
Total liabilities	38,244	74,444
Net assets reflecting all investments at fair value	6,171,909	5,377,151
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,754)	(49,885)
Net assets available for benefits	$6,167,155	$5,327,266

See accompanying notes.

Target Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

(in thousands)

	Year Ended December 31
	2012	2011
Additions
Investment income / (loss):
Interest and dividends	$64,513	$64,689
Net realized and unrealized appreciation / (depreciation) in fair value of investments	712,078	(356,865)
Total investment income / (loss)	776,591	(292,176)

Interest income on notes receivable from participants	5,239	4,864

Contributions:
Participant contributions	324,617	295,880
Employer contributions	213,114	196,525
Total contributions	537,731	492,405

Total additions	1,319,561	205,093

Deductions
Benefits paid to participants	467,800	405,624
Administration fees	11,872	13,408
Total deductions	479,672	419,032

Net increase / (decrease)	839,889	(213,939)
Net assets available for benefits:
Beginning of year	5,327,266	5,541,205
End of year	$6,167,155	$5,327,266

See accompanying notes.

Target Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2012

1. Description of the Plan

Employees of Target Corporation (the Company and the Plan Administrator) who meet eligibility requirements of age and hours worked can participate in the Target Corporation 401(k) Plan (the Plan).

Participants can invest up to 80% of their current gross cash compensation in the Plan, within the limits of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Except for highly compensated participants, participants are allowed to make contributions to the Plan in any combination of before-tax and/or after-tax contributions. Highly compensated participants, as defined by the Internal Revenue Code (the Code), can only make before-tax contributions to the Plan. Participants can contribute up to the annual contribution limits established by the Internal Revenue Service (the IRS) of $17,000 and $16,500, plus a $5,500 catch-up for participants age 50 and older, for 2012 and 2011, respectively.

Generally, the Company matches 100 percent of each participant’s contribution, up to 5 percent of total compensation. Company match contributions are deposited to the fund option designated by the participant. Participants are immediately vested in both the participant contributions and the Company’s matching deposits. All investments are participant directed.

Participants may receive benefits upon termination, death, disability, or retirement as either a lump-sum amount equal to the vested value of their account or installments, subject to certain restrictions. Participants may also withdraw some or all of their account balances prior to termination, subject to certain restrictions.

The Plan allows for two types of loans, one for the purchase of a primary residence and the other a general-purpose loan, both subject to restrictions as defined in the Plan. Participants may have one of each type of loan outstanding at any given time. Principal and interest is paid ratably through monthly payroll deductions. Interest rates on all loans reflect the prime rate as published by the Wall Street Journal on the first business day of the month the loan is issued, plus 1%. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

For more detailed information regarding the Plan, participants may refer to the Summary Plan Description available from the Company.

2. Accounting Policies

Basis of Presentation

The accounting and financial reporting policies of the Plan conform to U.S. generally accepted accounting principles (U.S. GAAP).

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought, sold, and held during the year.

See Note 5 for discussion of fair value measurements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts as it reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As of December 31, 2012, the Plan holds an indirect interest in such contracts through its investment in collective trust funds.  As of December 31, 2011, the Plan held a direct interest in such contracts through its Stable Value Fund.  See Note 3 for further discussion of the Stable Value Fund.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

2. Accounting Policies (continued)

Notes Receivable

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded when it is earned. Proceeds received from the repayment of loans, including interest, are allocated to participants’ investment accounts in accordance with each participant’s investment election in effect at the time of the repayment. No allowance for credit losses has been recorded as of December 31, 2012 or 2011.

Plan Expenses

Expenses paid by the Plan include the following: fund management fees (which are netted against investment interest income), trustee fees, monthly processing costs (including record-keeping fees), quarterly participant account statement preparation and distribution costs, and other third-party administrative expenses. All other expenses of the Plan are paid by the Company.

Use of Estimates

The preparation of our financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions affecting reported amounts in the financial statements, accompanying notes, and supplemental schedule. Actual results may differ significantly from those estimates.

Subsequent Events

In June 2013, the U.S Growth Stock Index Fund and U.S. Value Stock Index Fund were discontinued.  Upon being discontinued, participant balances in these two funds were transferred to the U.S. Large Company Stock Index Fund.

3. Stable Value Fund

In June 2012, the Stable Value Fund (the SVF) investment option was discontinued and converted into the Intermediate-term Bond Fund (ITBF).  Upon conversion, all remaining balances in the SVF were automatically invested in the ITBF and the ITBF began accepting transfers and new contributions.  The following disclosures relate to the SVF at December 31, 2011.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

3. Stable Value Fund (continued)

The SVF consisted of investments in collective trust funds and guaranteed investments contracts (synthetic GICs). Synthetic GICs were investment contracts in which the Plan owned the underlying assets and purchased wrap contracts from independent third parties that provided market value and cash flow risk protection to the Plan. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts as it reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presented the fair value of the SVF as well as the adjustment to contract value for the difference between the underlying SVF’s fair value and contract value, or the adjustment to contract value.

The synthetic GICs were fully benefit-responsive and were wrapped by two separate insurance companies, which provided guarantees with respect to the return of funds to make distributions from this investment option. The wrapper issuers were contractually obligated to repay the principal and a specified interest rate that was guaranteed to the Plan. There were no reserves against contract values for credit risk of the contract issuers or otherwise.

Contributions to the SVF were invested in a portfolio of collective trust funds, as well as investments in the portfolio underlying the synthetic GICs. This portfolio included short-term investment funds, high-quality short-term and intermediate-term U.S. bonds, including U.S. government treasuries, corporate debt securities, other high-credit-quality asset-backed securities, futures, and interest rate swaps. These investments were measured at fair value, as described in Note 5. Amounts due from broker for securities sold and due to broker for securities purchased, presented on the Plan’s statements of net assets available for benefits, primarily related to transactions involving the synthetic GICs’ underlying portfolio. These amounts were factored into the fair value of the underlying portfolio for purposes of calculating crediting rates and calculating the adjustment from fair value to contract value. The fair value of the wrap contracts was the replacement cost of those contracts. The synthetic GICs’ contract value represented the sum of participants’ contributions, plus earnings, less participants’ withdrawals and administrative expenses. Participant accounts in the SVF were credited with interest at a fixed rate that was evaluated quarterly. The primary variables affecting the future crediting rates included (1) the current yield of the assets underlying the contract, (2) the duration of the assets underlying the contracts, and (3) the existing difference between the fair value and the contract

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

3. Stable Value Fund (continued)

value of the assets within the insurance contract. The crediting rate of security-backed contracts tracked current market yields on a trailing basis. The rate reset allowed the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continued to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio had unrealized and/or realized losses, a positive adjustment was made when reconciling from fair value to contract value under contract value accounting. As a result, the future crediting rate may have been lower over time than the current market rates. Similarly, if the underlying portfolio generated unrealized and/or realized gains, a negative adjustment was made when reconciling from fair value to contract value, and in the future, the crediting rate may have been higher than the current market rates. The insurance contracts could not credit an interest rate that was less than 1%.

The average yields earned by the SVF at December 31, 2011, were 4.01% based on actual earnings and 2.74% based on the interest rate credited to participants.

4. Derivatives

Derivative financial instruments are used by the ITBF and were used by the SVF principally to reduce exposures to interest-rate and market risks. The ITBF invests in over-the-counter interest rate swaps to mitigate interest rate fluctuation risk. Over-the-counter futures are used to hedge exposure to interest-rate movements and to manage plan asset allocation.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

4. Derivatives (continued)

The fair value of the derivatives is an input to the calculation of fair value of the ITBF on the statements of net assets available for benefits. The outstanding derivative contracts as of period end within the ITBF are disclosed in Schedule H, Line 4i — Schedule of Assets (Held at End of Year), and the average net notional amount serves as an indicator of the volume of derivative activity for the ITBF.

	December 31, 2012			December 31, 2011
	Net Notional Amount	Gross Derivative Assets	Gross Derivative Liabilities	Net Notional Amount	Gross Derivative Assets	Gross Derivative Liabilities
	(in thousands)
Interest rate contracts — Futures(a)	$1,250	$—	$—	$18,350	$—	$—
Interest rate contracts — Swaps	18,800	48	—	7,300	—	118
Total	$20,050	$48	$—	$25,650	$—	$118

(a) Because these investments settle daily, fair value is zero.

	Year ended December 31, 2012		Year ended December 31, 2011
	Net Realized and Unrealized Appreciation (Depreciation) in the Fair Value of Investments	Average Net Notional Amount	Net Realized and Unrealized Appreciation (Depreciation) in the Fair Value of Investments	Average Net Notional Amount
	(in thousands)

Interest rate contracts — Futures	$2,217	$9,800	$4,188	$49,283
Interest rate contracts — Swaps	(71)	13,050	(1,643)	37,578
Credit contracts — Swaps	—	—	(40)	750
Total	$2,146	$22,850	$2,505	$87,611

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements

Fair value measurements are categorized into one of three levels based on the lowest level of significant input used: Level 1 (unadjusted quoted prices in active markets); Level 2 (observable inputs available at the measurement date, other than quoted prices included in Level 1); and Level 3 (unobservable inputs that cannot be corroborated by observable market data).

The following tables represent financial assets measured at fair value:

	Fair Value at December 31, 2012
	Level 1	Level 2	Level 3
	(in thousands)
Fair value measurements
Cash equivalents	$—	$16,686	$—
Target Corporation Common Stock Fund(a)	2,002,641	—	—
Commingled funds:
Lifecycle funds(b)	—	1,153,617	—
U.S. government and agency obligations(c)	—	430,884	—
U.S. equities(c)	—	1,104,583	—
International equities(c)	—	546,247	—
Intermediate-term Bond Fund(d):
Collective trust funds	—	137,187	—
Separately managed accounts	—	625,648	—
Total	$2,002,641	$4,014,852	$—

	Fair Value at December 31, 2011
	Level 1	Level 2	Level 3
	(in thousands)
Fair value measurements
Cash equivalents	$—	$18,343	$—
Target Corporation Common Stock Fund(a)	1,842,401	—	—
Commingled funds:
Lifecycle funds(b)	—	887,442	—
U.S. government and agency obligations(c)	—	271,794	—
U.S. equities(c)	—	881,660	—
International equities(c)	—	420,912	—
Stable Value Fund(e):
Collective trust funds	—	234,197	—
Synthetic guaranteed investment contracts	—	691,236	—
Total	$1,842,401	$3,405,584	$—

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)

(a)         This is a self-managed fund that invests in the Company’s common stock. The fund’s objective is to closely track the performance of the Company’s common stock. The Plan can redeem this investment daily.

(b)         These commingled funds share the common goal of first growing and then later preserving principal and contain a mix of U.S. common stocks, international common stocks, U.S. issued bonds, and cash. The Plan can redeem these investments daily. There are currently no redemption restrictions on these investments.

(c)          These categories include investments in passively managed index commingled funds with holdings in U.S. government and agency obligations and domestic and international equity securities. The Plan can redeem these investments daily.

(d)         The Intermediate-term Bond Fund is a self-managed fund designed to earn returns modestly in excess of money market funds. This fund invests in a portfolio of collective trust funds and separately managed accounts that include short-term investment funds, high-quality short-term and intermediate-term U.S. bonds, including U.S. government treasuries, corporate debt securities, other high-credit-quality asset-backed securities, futures, and interest rate swaps.

(e)          The Stable Value Fund is a self-managed fund designed to deliver safety and stability by preserving principal and accumulating earnings. This fund invests in a portfolio of collective trust funds and synthetic GICs. These investments are described in Note 3.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)

The following sets forth the types of assets measured at fair value and a description of the valuation technique for each asset type:

Position Description	Valuation Technique

Cash equivalents/ Commingled funds/ Target Corporation Common Stock Fund

Valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund minus applicable costs and liabilities and then divided by the number of shares outstanding. The fair value of the Company’s common stock is based upon the unadjusted quoted price in an active market.

Collective trust funds

Collective trust funds are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund minus applicable costs and liabilities and then divided by the number of shares outstanding.

Separately managed accounts

Fixed income securities are primarily valued using prices obtained from independent pricing services. These prices are based on matrix pricing models and quoted prices of securities with similar characteristics. Futures derivatives are initially valued at transaction price, with subsequent valuations based on observable inputs to the valuation model (e.g., underlying investments). Underlying interest rate and credit default swap derivatives are valued using models calibrated to initial trade price. Subsequent valuations are based on observable inputs to the valuation model (e.g., interest rates and credit spreads). Model inputs are only changed when corroborated by market data. A credit risk adjustment is made on each swap using observable market credit spreads.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)

Position Description	Valuation Technique

Synthetic guaranteed investment contracts

Fair value of synthetic GICs is based on the cumulative value of the underlying investments and the fair value of the wrap contracts provided by the insurance companies. Underlying investments in fixed income securities are primarily valued using prices obtained from independent pricing services. These prices are based on matrix pricing models and quoted prices of securities with similar characteristics. Futures derivatives are initially valued at transaction price, with subsequent valuations based on observable inputs to the valuation model (e.g., underlying investments). Underlying interest rate and credit default swap derivatives are valued using models calibrated to initial trade price. Subsequent valuations are based on observable inputs to the valuation model (e.g., interest rates and credit spreads). Model inputs are only changed when corroborated by market data. A credit risk adjustment is made on each swap using observable market credit spreads. The fair value of the wrap contracts is based on the wrap contract fees provided by the insurance companies, which are observable inputs.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

6. Investments

At December 31, 2012, participants may allocate their investments among 21 investment funds and, with certain restrictions, change their investment elections daily for both existing balances and future contributions.

The Plan’s investments are held by State Street Bank, the trustee. The Plan’s investments, including investments bought and sold, as well as investments held during the year, appreciated in fair value as follows:

Net Appreciation/ (Depreciation) in Fair Value During Year
(in thousands)
Year ended December 31, 2012:
Commingled funds	$375,101
Target Corporation Common Stock Fund	285,709
Intermediate-term Bond Fund	51,268
$712,078

Year ended December 31, 2011:
Commingled funds	$(29,763)
Target Corporation Common Stock Fund	(327,102)
$(356,865)

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

6. Investments (continued)

The fair values of individual investments representing 5% or more of the Plan’s net assets are as follows:

	At December 31
	2012	2011
	(in thousands)

Target Corporation Common Stock Fund*	$2,002,641	$1,842,401
State Street Bank & Trust Co. S&P 500 Index Non-Lending Series Fund*	489,728	394,489
State Street Bank & Trust Co. International Index Non-Lending Series Fund*	397,950	303,442
State Street Bank & Trust Co. Treasury Inflation Index Fund *	315,295	271,794

*                 Indicates issuer is a party-in-interest to the Plan.

7. Transactions with Parties-in-Interest

During 2012 and 2011, the Plan engaged in the following exempt party-in-interest transactions related to the Company’s common stock:

	2012	2011
	(in thousands)

Number of common shares purchased	6,705	6,582
Cost of common shares purchased	$392,059	$337,267

Number of common shares sold	8,598	7,382
Market value of common shares sold	$504,752	$380,402
Cost of common shares sold	$357,324	$291,628

Number of common shares distributed to plan participants	236	266
Market value of common shares distributed to plan participants	$14,080	$13,703
Cost of common shares distributed to plan participants	$9,879	$10,402

Dividends received (net of pass-through dividends)	$43,413	$40,771

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

7. Transactions with Parties-in-Interest (continued)

Certain plan investments are shares of short-term and commingled investment funds managed by State Street Bank, the trustee of the Plan. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Investment management fees paid by the Plan are included as a reduction of the return earned on each fund.

8. Income Tax Status

The Plan has received a determination letter from the IRS dated September 12, 2001, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

9. Risks and Uncertainties

The Plan invests in securities that are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

10. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31
	2012	2011
	(in thousands)
Net assets available for benefits per the financial statements	$6,167,155	$5,327,266
Amounts allocated to withdrawing participants	(2,026)	(1,958)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,754	49,885
Participant contribution receivable accrual	(12,670)	(9,894)
Employer contribution receivable accrual	(8,302)	(6,588)
Net assets available for benefits per the Form 5500	$6,148,911	$5,358,711

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended December 31,
2012
(in thousands)

Benefits paid to participants per the financial statements	$467,800
Amounts allocated to withdrawing participants at December 31, 2011	(1,958)
Amounts allocated to withdrawing participants at December 31, 2012	2,026
Benefits paid to participants per the Form 5500	$467,868

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

10. Reconciliation of Financial Statements to the Form 5500 (continued)

The following is a reconciliation of participant contributions available for benefits per the financial statements to the Form 5500:

	Year Ended December 31
	2012	2011
	(in thousands)
Participant contributions available for benefits per the financial statements	$12,670	$11,822
Participant contribution receivable accrual	(12,670)	(9,894)
Participant contributions available for benefits per the Form 5500	$—	$1,928

The following is a reconciliation of employer contributions available for benefits per the financial statements to the Form 5500:

	Year Ended December 31
	2012	2011
	(in thousands)
Employer contributions available for benefits per the financial statements	$12,614	$12,541
Employer contribution receivable accrual	(8,302)	(6,588)
Employer contributions available for benefits per the Form 5500	$4,312	$5,953

The following is a reconciliation of additions to net assets attributed to participant contributions per the financial statements to the Form 5500:

Year Ended December 31,
2012
(in thousands)
Additions to net assets attributed to participant contributions per the financial statements	$324,617
Change in participant contribution receivable accrual	(2,776)
Additions to net assets attributed to participant contributions per the Form 5500	$321,841

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

10. Reconciliation of Financial Statements to the Form 5500 (continued)

The following is a reconciliation of additions to net assets attributed to employer contributions per the financial statements to the Form 5500:

Year Ended December 31,
2012
(in thousands)
Additions to net assets attributed to employer contributions per the financial statements	$213,114
Change in employer contribution receivable accrual	(1,714)
Additions to net assets attributed to employer contributions per the Form 5500	$211,400

The following is a reconciliation of total additions to net assets per the financial statements to total income per the Form 5500:

Year Ended December 31,
2012
(in thousands)

Total additions to net assets per the financial statements	$1,319,561
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2011	(49,885)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2012	4,754
Change in participant contribution receivable accrual	(2,776)
Change in employer contribution receivable accrual	(1,714)
Total income per the Form 5500	$1,269,940

Supplemental Schedule

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2012

			Investments
Face Amount or Number	Identity of Issue and	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	at Cost(d)	Value(e)

Cash equivalents

16,685,580	*State Street Bank & Trust Co. Short-term Investment Fund	$16,685,580	$16,685,580

Common stock funds
41,987,945	*Target Corporation Common Stock Fund	1,476,652,365	2,002,640,952

Commingled investment funds
	State Street Bank & Trust Co.
3,068,704	US Real Estate Index Fund	94,816,645	105,581,846

	BlackRock
7,848,914	S&P 500 Value	107,259,820	131,233,847

	BlackRock
10,417,269	S&P 500 Growth	109,358,445	135,841,191

	*State Street Bank & Trust Co.
5,391,248	Emerging Markets Index Non-Lending Series Fund	129,129,649	148,297,050

	*State Street Bank & Trust Co.
12,540,560	U.S. Inflation Protected Bond Index Non-Lending Series Fund	267,210,252	315,294,756

	*State Street Bank & Trust Co.
19,514,954	S&P 500 Index Non-Lending Series Fund	383,210,931	489,727,764

	*State Street Bank & Trust Co.
27,887,156	International Index Non-Lending Series Fund	343,522,678	397,949,709

	*State Street Bank & Trust Co.
9,218,863	Russell 2000 Index Fund	212,128,665	242,197,971

	*State Street Bank & Trust Co.
115,589,454	Cash Series Prime Fund	115,589,454	115,589,454

8,584,064	Blackrock, Inc. LIFEPATH INDEX RETIREMENT FUND	114,628,552	128,846,794
6,131,973	Blackrock, Inc. LIFEPATH INDEX 2015 FUND F	84,868,087	96,762,539
7,364,795	Blackrock, Inc. LIFEPATH INDEX 2020 FUND F	103,527,999	120,488,052
7,128,801	Blackrock, Inc. LIFEPATH INDEX 2025 FUND F	102,212,998	120,619,307
7,088,376	Blackrock, Inc. LIFEPATH INDEX 2030 FUND F	103,489,366	123,054,206
7,028,815	Blackrock, Inc. LIFEPATH INDEX 2035 FUND F	104,609,117	125,042,626
7,443,082	Blackrock, Inc. LIFEPATH INDEX 2040 FUND F	113,445,443	135,315,239
7,096,296	Blackrock, Inc. LIFEPATH INDEX 2045 FUND F	110,921,112	131,849,186
8,468,309	Blackrock, Inc. LIFEPATH INDEX 2050 FUND F	137,413,700	160,474,463
823,388	Blackrock, Inc. LIFEPATH INDEX 2055 FUND F	10,543,481	11,165,147
	Total commingled investment funds	2,747,886,391	3,235,331,147

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

					Investments
Face Amount or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

Intermediate-Term Bond Fund
Separately managed accounts
Fixed income securities
330,000.00	ABB FINANCE USA INC COMPANY GUAR 05/22 2.875	5/8/2022	2.875	$322,849	$337,868
430,000.00	ABB TREASURY CENTER USA SR UNSECURED 144A 06/16 2.5	6/15/2016	2.5	427,282	447,105
200,000.00	ABBEY NATL TREASURY SERV BANK GUARANT 04/14 2.875	4/25/2014	2.875	199,540	204,179
500,000.00	ABBEY NATL TREASURY SERV BANK GUARANT 04/16 4.	4/27/2016	4	499,800	528,689
470,000.00	ABBVIE INC COMPANY GUAR 144A 11/15 1.2	11/6/2015	1.2	469,685	473,140
490,000.00	ABBVIE INC COMPANY GUAR 144A 11/17 1.75	11/6/2017	1.75	488,976	495,330
825,000.00	ABBVIE INC COMPANY GUAR 144A 11/17 1.75	11/6/2017	1.75	834,564	833,974
595,000.00	ABBVIE INC COMPANY GUAR 144A 11/17 1.75	11/6/2017	1.75	593,756	601,472
210,000.00	ABBVIE INC SR UNSECURED 144A 11/22 2.9	11/6/2022	2.9	208,648	213,860
639,698.47	ACCESS GROUP INC ACCSS 2006 1 A2	8/25/2023	0.4215	630,103	629,515
392,000.00	ACCESS TO LOANS FOR LEARNING S ACCSTD 04/24 FLOATING VAR	4/25/2024	1	384,160	380,036
250,000.00	ACTAVIS INC SR UNSECURED 10/22 3.25	10/1/2022	3.25	247,913	255,212
350,000.00	ADT CORP SR UNSECURED 144A 07/17 2.25	7/15/2017	2.25	349,636	347,220
170,000.00	ADVANCE AUTO PARTS INC COMPANY GUAR 05/20 5.75	5/1/2020	5.75	196,942	183,172
440,000.00	AETNA INC SR UNSECURED 11/22 2.75	11/15/2022	2.75	433,352	436,377
600,000.00	AGILENT TECHNOLOGIES INC SR UNSECURED 11/17 6.5	11/1/2017	6.5	708,348	725,305
300,000.00	AID ISRAEL US GOVT GUAR 04/24 5.5	4/26/2024	5.5	404,670	397,042
1,400,000.00	AID ISRAEL US GOVT GUAR 09/23 5.5	9/18/2023	5.5	1,814,916	1,845,477
100,000.00	AID ISRAEL US GOVT GUAR 12/23 5.5	12/4/2023	5.5	130,150	132,264
240,000.00	ALLY BANK CERT OF DEPO 11/14 1.4	11/17/2014	1.4	240,000	242,252
200,000.00	ALTRIA GROUP INC COMPANY GUAR 05/21 4.75	5/5/2021	4.75	211,542	226,655
105,000.00	ALTRIA GROUP INC COMPANY GUAR 08/19 9.25	8/6/2019	9.25	141,729	146,070
240,000.00	ALTRIA GROUP INC COMPANY GUAR 08/22 2.85	8/9/2022	2.85	239,731	237,487
425,000.00	ALTRIA GROUP INC COMPANY GUAR 08/22 2.85	8/9/2022	2.85	424,524	420,550
65,000.00	ALTRIA GROUP INC COMPANY GUAR 11/18 9.7	11/10/2018	9.7	87,954	90,995
60,000.00	ALTRIA GROUP INC COMPANY GUAR 11/18 9.7	11/10/2018	9.7	80,083	83,996
290,000.00	AMAZON.COM INC SR UNSECURED 11/15 0.65	11/27/2015	0.65	289,211	289,825
175,000.00	AMAZON.COM INC SR UNSECURED 11/17 1.2	11/29/2017	1.2	174,148	174,038
640,000.00	AMER EXPRESS CREDIT CO SR UNSECURED 08/13 7.3	8/20/2013	7.3	695,814	667,493
235,000.00	AMERICA MOVIL SAB DE CV COMPANY GUAR 03/20 5.	3/30/2020	5	266,850	273,416
1,200,000.00	AMERICAN EXPR CENTURION COMPANY GUAR 11/15 0.875	11/13/2015	0.875	1,199,544	1,199,118
350,000.00	AMERICAN EXPRESS CREDIT SR UNSECURED 03/17 2.375	3/24/2017	2.375	349,052	366,211
365,000.00	AMERICAN EXPRESS CREDIT SR UNSECURED 06/15 1.75	6/12/2015	1.75	364,927	372,645
900,000.00	AMERICAN HONDA FINANCE SR UNSECURED 144A 09/15 2.5	9/21/2015	2.5	930,447	938,529
185,000.00	AMERICAN INTL GROUP SR UNSECURED 03/15 3.	3/20/2015	3	184,711	192,495
375,000.00	AMERICAN INTL GROUP SR UNSECURED 03/17 3.8	3/22/2017	3.8	374,239	405,875
265,000.00	AMERICAN INTL GROUP SR UNSECURED 03/17 3.8	3/22/2017	3.8	264,462	286,819
175,000.00	AMERICAN INTL GROUP SR UNSECURED 05/17 5.45	5/18/2017	5.45	180,140	200,990
100,000.00	AMERICAN INTL GROUP SR UNSECURED 05/17 5.45	5/18/2017	5.45	106,694	114,852
200,000.00	AMERICAN INTL GROUP SR UNSECURED 08/18 8.25	8/15/2018	8.25	242,760	262,777
325,000.00	AMERICAN INTL GROUP SR UNSECURED 10/16 5.6	10/18/2016	5.6	340,881	371,138
200,000.00	AMERICAN INTL GROUP SR UNSECURED 12/20 6.4	12/15/2020	6.4	225,189	248,160
225,000.00	AMERICAN INTL GROUP SUB NOTES 08/15 2.375	8/24/2015	2.375	224,793	231,550
88,877.74	AMERICREDIT AUTOMOBILE RECEIVA AMCAR 2011 2 A2	9/8/2014	0.9	88,872	88,889
797,608.66	AMERICREDIT AUTOMOBILE RECEIVA AMCAR 2012 2 A2	10/8/2015	0.76	797,565	798,929
940,000.00	AMERICREDIT AUTOMOBILE RECEIVA AMCAR 2012 3 A2	12/8/2015	0.71	939,938	941,599
885,000.00	AMERICREDIT AUTOMOBILE RECEIVA AMCAR 2012 4 A2	4/8/2016	0.49	884,970	885,415
760,000.00	AMERICREDIT AUTOMOBILE RECEIVA AMCAR 2012 5 A2	1/8/2016	0.51	759,982	760,109
400,000.00	AMGEN INC SR UNSECURED 06/18 6.15	6/1/2018	6.15	459,336	485,962
460,000.00	ANHEUSER BUSCH COS LLC COMPANY GUAR 03/19 5.	3/1/2019	5	505,044	540,307
350,000.00	ANHEUSER BUSCH INBEV WOR COMPANY GUAR 07/17 1.375	7/15/2017	1.375	348,992	353,686
425,000.00	APACHE CORP SR UNSECURED 02/21 3.625	2/1/2021	3.625	444,720	463,148
1,070,000.00	ARKLE MASTER ISSUER PLC ARKLE 2010 2A 1A1 144A	5/17/2060	1.711	1,070,000	1,078,044
617,000.00	ARKLE MASTER ISSUER PLC ARKLE 2012 1A 2A1 144A	5/17/2060	2.011	617,000	634,460
1,505,000.00	ARRAN CARDS FUNDING PLC ARRAN 2012 1A A1 144A	7/15/2015	0.909	1,505,000	1,507,323

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

					Investments
Face Amount or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

Separately managed accounts (continued)
Fixed income securities (continued)
42,577.45	ARRAN RESIDENTIAL MORTGAGES FU ARRMF 2010 1A A1C 144A	5/16/2047	1.6365	$42,577	$42,619
130,000.00	ASIAN DEVELOPMENT BANK SR UNSECURED 07/18 5.593	7/16/2018	5.593	144,729	159,601
1,000,000.00	AT+T INC SR UNSECURED 02/17 1.6	2/15/2017	1.6	1,000,950	1,011,741
550,000.00	AT+T INC SR UNSECURED 06/16 5.625	6/15/2016	5.625	617,683	631,281
200,000.00	AT+T INC SR UNSECURED 08/21 3.875	8/15/2021	3.875	205,316	222,902
400,000.00	AT+T INC SR UNSECURED 12/17 1.4	12/1/2017	1.4	399,980	400,075
175,000.00	AT+T INC SR UNSECURED 12/22 2.625	12/1/2022	2.625	174,864	175,288
130,000.00	BAE SYSTEMS HOLDINGS INC COMPANY GUAR 144A 08/15 5.2	8/15/2015	5.2	131,182	142,362
145,000.00	BAE SYSTEMS PLC SR UNSECURED 144A 10/16 3.5	10/11/2016	3.5	153,145	152,884
124,244.40	BANC OF AMERICA COMMERCIAL MOR BACM 2004 1 A3	11/10/2039	4.429	121,216	125,456
720,000.00	BANC OF AMERICA COMMERCIAL MOR BACM 2005 3 A3A	7/10/2043	4.621	732,600	721,051
280,000.00	BANK OF AMERICA CORP SR UNSECURED 01/22 5.7	1/24/2022	5.7	332,808	336,714
250,000.00	BANK OF AMERICA CORP SR UNSECURED 01/22 5.7	1/24/2022	5.7	250,114	300,637
325,000.00	BANK OF AMERICA CORP SR UNSECURED 05/21 5.	5/13/2021	5	290,515	371,037
565,000.00	BANK OF AMERICA CORP SR UNSECURED 05/21 5.	5/13/2021	5	597,160	645,033
255,000.00	BANK OF AMERICA CORP SR UNSECURED 07/16 3.75	7/12/2016	3.75	247,501	272,576
250,000.00	BANK OF AMERICA CORP SR UNSECURED 07/20 5.625	7/1/2020	5.625	283,213	296,407
770,000.00	BANK OF AMERICA CORP SR UNSECURED 08/16 6.5	8/1/2016	6.5	838,718	889,164
250,000.00	BANK OF AMERICA CORP SR UNSECURED 09/17 6.	9/1/2017	6	284,818	292,754
675,000.00	BANK OF AMERICA CORP SR UNSECURED 10/16 5.625	10/14/2016	5.625	693,358	763,225
625,000.00	BANK OF AMERICA CORP SR UNSECURED 12/17 5.75	12/1/2017	5.75	723,156	728,497
240,000.00	BANK OF CHINA (NY) CERT OF DEPO 12/13 1.1	12/23/2013	1.1	240,000	241,173
600,000.00	BANK OF NOVA SCOTIA SR UNSECURED 10/15 0.75	10/9/2015	0.75	599,982	596,713
465,000.00	BANK OF NOVA SCOTIA SR UNSECURED 10/15 0.75	10/9/2015	0.75	464,986	462,453
700,000.00	BANK OF SCOTLAND PLC COVERED 144A 02/17 5.25	2/21/2017	5.25	742,685	800,265
240,000.00	BANKWEST INC CERT OF DEPO 01/17 VAR	1/23/2017	0.75	240,000	241,132
300,000.00	BAPTIST HLTH SO FLOR INC SECURED 08/21 4.59	8/15/2021	4.59	300,000	335,973
710,000.00	BARCLAYS BANK PLC COVERED 144A 05/17 2.25	5/10/2017	2.25	738,365	732,472
750,000.00	BARCLAYS BANK PLC SR UNSECURED 01/14 VAR	1/13/2014	1.20675	750,000	747,403
240,000.00	BARCLAYS BANK/DELAWARE CERT OF DEPO 12/15 1.55	12/7/2015	1.55	240,000	244,234
350,000.00	BAT INTL FINANCE PLC COMPANY GUAR 144A 06/17 2.125	6/7/2017	2.125	359,923	358,631
313,000.00	BAT INTL FINANCE PLC COMPANY GUAR 144A 06/22 3.25	6/7/2022	3.25	309,242	326,252
615,000.00	BEAR STEARNS COMMERCIAL MORTGA BSCMS 2005 PWR9 A4A	9/11/2042	4.871	678,782	675,598
651,000.00	BEAR STEARNS COMMERCIAL MORTGA BSCMS 2005 PWR9 AAB	9/11/2042	4.804	675,819	677,938
550,000.00	BEAR STEARNS COS LLC SR UNSECURED 02/18 7.25	2/1/2018	7.25	575,694	689,174
405,000.00	BERKSHIRE HATHAWAY FIN COMPANY GUAR 05/17 1.6	5/15/2017	1.6	404,688	412,808
850,000.00	BERKSHIRE HATHAWAY INC SR UNSECURED 08/14 VAR	8/15/2014	1.01	851,233	858,775
100,000.00	BHP BILLITON FIN USA LTD COMPANY GUAR 02/22 2.875	2/24/2022	2.875	99,064	104,412
300,000.00	BHP BILLITON FIN USA LTD COMPANY GUAR 11/14 1.125	11/21/2014	1.125	298,935	303,617
850,000.00	BLACKROCK INC SR UNSECURED 06/15 1.375	6/1/2015	1.375	863,719	863,263
200,000.00	BLACKROCK INC SR UNSECURED 12/19 5.	12/10/2019	5	219,614	239,306
250,000.00	BLACKSTONE HOLDINGS FINA COMPANY GUAR 144A 02/23 4.75	2/15/2023	4.75	245,732	264,820
500,000.00	BNP PARIBAS BANK GUARANT 01/14 VAR	1/10/2014	1.25025	503,845	501,520
300,000.00	BOARDWALK PIPELINES LLC COMPANY GUAR 11/16 5.875	11/15/2016	5.875	299,213	335,137
300,000.00	BP CAPITAL MARKETS PLC COMPANY GUAR 03/16 3.2	3/11/2016	3.2	299,724	320,017
410,000.00	BP CAPITAL MARKETS PLC COMPANY GUAR 05/17 1.846	5/5/2017	1.846	410,000	419,132
325,000.00	BP CAPITAL MARKETS PLC COMPANY GUAR 05/22 3.245	5/6/2022	3.245	333,814	342,390
875,000.00	BP CAPITAL MARKETS PLC COMPANY GUAR 10/20 4.5	10/1/2020	4.5	922,223	1,008,403
390,000.00	BP CAPITAL MARKETS PLC COMPANY GUAR 10/20 4.5	10/1/2020	4.5	434,624	449,460
800,000.00	BP CAPITAL MARKETS PLC COMPANY GUAR 11/16 2.248	11/1/2016	2.248	811,264	832,307
425,000.00	BP CAPITAL MARKETS PLC COMPANY GUAR 11/17 1.375	11/6/2017	1.375	424,652	425,375
315,000.00	BP CAPITAL MARKETS PLC COMPANY GUAR 11/22 2.5	11/6/2022	2.5	312,820	312,112
240,000.00	BREMER BANK ST CLOUD CERT OF DEPO 08/17 1.2	8/29/2017	1.2	240,000	242,072
275,000.00	BROADCOM CORP SR UNSECURED 144A 08/22 2.5	8/15/2022	2.5	272,951	271,837
305,000.00	BROADCOM CORP SR UNSECURED 144A 08/22 2.5	8/15/2022	2.5	302,728	301,492
300,000.00	BROWN FORMAN CORP SR UNSECURED 01/18 1.	1/15/2018	1	299,007	298,300

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

					Investments
Face Amount or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

Separately managed accounts (continued)
Fixed income securities (continued)
350,000.00	BURLINGTN NORTH SANTA FE SR UNSECURED 03/18 5.75	3/15/2018	5.75	$409,815	$423,432
190,000.00	BURLINGTN NORTH SANTA FE SR UNSECURED 09/21 3.45	9/15/2021	3.45	192,424	204,482
225,000.00	BURLINGTN NORTH SANTA FE SR UNSECURED 09/22 3.05	9/1/2022	3.05	231,419	232,528
150,000.00	BURLINGTN NORTH SANTA FE SR UNSECURED 10/19 4.7	10/1/2019	4.7	167,235	172,914
835,000.00	CABELA S MASTER CREDIT CARD TR CABMT 2012 2A A1 144A	6/15/2020	1.45	834,657	845,761
590,000.00	CAIXA ECONOMICA FEDERAL SR UNSECURED 144A 11/17 2.375	11/6/2017	2.375	588,203	585,678
450,000.00	CAMDEN PROPERTY TRUST SR UNSECURED 05/17 5.7	5/15/2017	5.7	512,207	517,934
400,000.00	CAMPBELL SOUP CO SR UNSECURED 02/19 4.5	2/15/2019	4.5	441,056	453,942
1,000,000.00	CANADIAN NATL RESOURCES SR UNSECURED 02/13 5.15	2/1/2013	5.15	999,710	1,003,506
650,000.00	CAPITAL ONE FINANCIAL CO SR UNSECURED 07/21 4.75	7/15/2021	4.75	646,991	749,555
300,000.00	CAPITAL ONE FINANCIAL CO SR UNSECURED 07/21 4.75	7/15/2021	4.75	312,477	345,949
340,000.00	CAPITAL ONE FINANCIAL CO SR UNSECURED 07/21 4.75	7/15/2021	4.75	359,455	392,075
155,000.00	CAPITAL ONE FINANCIAL CO SR UNSECURED 09/17 6.75	9/15/2017	6.75	191,215	189,298
250,000.00	CAPITAL ONE FINANCIAL CO SR UNSECURED 11/15 1.	11/6/2015	1	249,228	249,156
345,000.00	CARNIVAL CORP COMPANY GUAR 12/17 1.875	12/15/2017	1.875	344,276	345,469
800,000.00	CATERPILLAR FINANCIAL SE SR UNSECURED 04/14 VAR	4/1/2014	0.65025	799,410	803,079
650,000.00	CATERPILLAR FINANCIAL SE SR UNSECURED 05/15 1.1	5/29/2015	1.1	649,792	655,397
200,000.00	CATERPILLAR FINANCIAL SE SR UNSECURED 06/17 1.625	6/1/2017	1.625	199,674	203,762
220,000.00	CATERPILLAR FINANCIAL SE SR UNSECURED 11/17 1.25	11/6/2017	1.25	219,703	219,834
455,000.00	CATERPILLAR INC SR UNSECURED 06/17 1.5	6/26/2017	1.5	454,454	460,817
440,000.00	CATERPILLAR INC SR UNSECURED 06/17 1.5	6/26/2017	1.5	439,472	445,625
165,000.00	CATERPILLAR INC SR UNSECURED 08/16 5.7	8/15/2016	5.7	194,825	191,416
400,000.00	CATERPILLAR INC SR UNSECURED 12/18 7.9	12/15/2018	7.9	532,592	542,584
570,000.00	CATHOLIC HEALTH INITIATI SECURED 11/17 1.6	11/1/2017	1.6	569,835	576,099
75,000.00	CATHOLIC HEALTH INITIATI SECURED 11/22 2.95	11/1/2022	2.95	76,571	75,701
617,050.15	CD COMMERCIAL MORTGAGE TRUST CD 2005 CD1 ASB	7/15/2044	5.219083	645,492	640,333
805,000.00	CDP FINANCIAL COMPANY GUAR 144A 11/19 4.4	11/25/2019	4.4	911,944	926,260
450,000.00	CELLCO PART/VERI WIRELSS SR UNSECURED 11/18 8.5	11/15/2018	8.5	603,365	619,065
540,000.00	CELLCO PART/VERI WIRELSS SR UNSECURED 11/18 8.5	11/15/2018	8.5	638,685	742,878
475,000.00	CENOVUS ENERGY INC SR UNSECURED 08/22 3.	8/15/2022	3	470,863	485,128
1,000,000.00	CENOVUS ENERGY INC SR UNSECURED 09/14 4.5	9/15/2014	4.5	1,082,400	1,060,920
240,000.00	CENTRIX BANK + TRUST CERT OF DEPO 05/17 VAR	5/30/2017	1	240,000	240,183
535,000.00	CHEVRON CORP SR UNSECURED 12/17 1.104	12/5/2017	1.104	535,000	538,735
350,000.00	CIGNA CORP SR UNSECURED 11/16 2.75	11/15/2016	2.75	349,708	368,180
445,000.00	CINTAS CORPORATION NO. 2 COMPANY GUAR 06/16 2.85	6/1/2016	2.85	457,001	467,713
240,000.00	CIT BANK CERT OF DEPO 11/15 1.65	11/16/2015	1.65	240,000	245,588
90,000.00	CITIGROUP INC SR UNSECURED 01/15 6.01	1/15/2015	6.01	96,782	98,344
175,000.00	CITIGROUP INC SR UNSECURED 01/22 4.5	1/14/2022	4.5	191,922	195,248
830,000.00	CITIGROUP INC SR UNSECURED 03/15 2.65	3/2/2015	2.65	828,089	854,706
260,000.00	CITIGROUP INC SR UNSECURED 05/15 4.75	5/19/2015	4.75	273,749	280,289
595,000.00	CITIGROUP INC SR UNSECURED 11/17 6.125	11/21/2017	6.125	637,037	708,143
790,000.00	CITIGROUP INC SR UNSECURED 12/15 4.587	12/15/2015	4.587	791,675	862,483
450,000.00	CITIGROUP INC SUBORDINATED 09/14 5.	9/15/2014	5	438,491	473,440
190,000.00	CITIGROUP INC SUBORDINATED 09/14 5.	9/15/2014	5	196,014	199,897
300,000.00	COCA COLA AMATIL LTD COMPANY GUAR 144A 11/14 3.25	11/2/2014	3.25	311,973	310,595
425,000.00	COLGATE PALMOLIVE CO SR UNSECURED 02/23 1.95	2/1/2023	1.95	418,782	413,332
350,000.00	COLLEGE LOAN CORPORATION TRUST COLLE 2004 1 A4	4/25/2024	0.50525	327,250	329,772
50,000.00	COMCAST CABLE HOLDINGS COMPANY GUAR 08/13 7.875	8/1/2013	7.875	57,732	52,097
400,000.00	COMCAST CORP COMPANY GUAR 01/17 6.5	1/15/2017	6.5	472,744	482,417
550,000.00	COMCAST CORP COMPANY GUAR 02/18 5.875	2/15/2018	5.875	619,011	662,778
160,000.00	COMCAST CORP COMPANY GUAR 02/18 5.875	2/15/2018	5.875	189,776	192,808
500,000.00	COMCAST CORP COMPANY GUAR 03/16 5.9	3/15/2016	5.9	572,360	574,467
743,000.00	COMM MORTGAGE TRUST COMM 2006 C8 A3	12/10/2046	5.308	776,667	766,273
614,222.48	COMM MORTGAGE TRUST COMM 2010 C1 A1 144A	7/10/2046	3.156	637,232	648,509
185,000.00	COMMONWEALTH REIT SR UNSECURED 08/16 6.25	8/15/2016	6.25	176,830	202,952
255,000.00	COMMONWEALTH REIT SR UNSECURED 11/15 5.75	11/1/2015	5.75	254,232	265,610

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

					Investments
Face Amount or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

Separately managed accounts (continued)
Fixed income securities (continued)
1,000,000.00	CONS EDISON CO OF NY SR UNSECURED 12/16 5.3	12/1/2016	5.3	$1,174,020	$1,151,379
200,000.00	COSTCO WHOLESALE CORP SR UNSECURED 12/17 1.125	12/15/2017	1.125	199,960	201,339
260,000.00	COSTCO WHOLESALE CORP SR UNSECURED 12/19 1.7	12/15/2019	1.7	259,418	261,771
7,885.02	COUNTRYWIDE ASSET BACKED CERTI CWL 2002 6 AV1	5/25/2033	1.0707	7,902	6,691
5,723.81	COUNTRYWIDE ASSET BACKED CERTI CWL 2004 12 AF4	11/25/2032	4.622	5,662	5,688
675,000.00	COVIDIEN INTL FINANCE SA COMPANY GUAR 05/15 1.35	5/29/2015	1.35	674,784	684,134
291,000.00	COX COMMUNICATIONS INC SR UNSECURED 12/14 5.45	12/15/2014	5.45	323,891	317,360
240,000.00	COX COMMUNICATIONS INC SR UNSECURED 144A 12/22 3.25	12/15/2022	3.25	239,630	247,502
275,000.00	COX COMMUNICATIONS INC SR UNSECURED 144A 12/22 3.25	12/15/2022	3.25	274,577	283,596
795,000.00	CREDIT SUISSE GUERNSEY COVERED 144A 03/15 1.625	3/6/2015	1.625	792,408	809,791
1,150,000.00	CREDIT SUISSE GUERNSEY COVERED 144A 05/16 2.6	5/27/2016	2.6	1,183,879	1,213,489
775,000.00	CREDIT SUISSE NEW YORK SR UNSECURED 05/14 5.5	5/1/2014	5.5	824,631	824,595
750,000.00	CVS CAREMARK CORP SR UNSECURED 05/21 4.125	5/15/2021	4.125	768,184	845,947
1,130,000.00	DAIMLER FINANCE NA LLC COMPANY GUAR 144A 09/14 1.875	9/15/2014	1.875	1,126,429	1,148,521
1,530,000.00	DBUBS MORTGAGE TRUST DBUBS 2011 LC1A A2 144A	11/10/2046	4.528	1,536,227	1,753,255
335,000.00	DEERE + COMPANY SR UNSECURED 06/22 2.6	6/8/2022	2.6	334,149	339,221
1,000,000.00	DELL INC SR UNSECURED 04/14 2.1	4/1/2014	2.1	1,020,830	1,018,302
375,000.00	DEUTSCHE TELEKOM INT FIN COMPANY GUAR 144A 03/17 2.25	3/6/2017	2.25	372,889	384,558
370,000.00	DIRECTV HOLDINGS/FING COMPANY GUAR 02/21 4.6	2/15/2021	4.6	404,950	400,540
1,900,000.00	DIRECTV HOLDINGS/FING COMPANY GUAR 03/16 3.5	3/1/2016	3.5	1,896,409	2,012,871
500,000.00	DIRECTV HOLDINGS/FING COMPANY GUAR 03/16 3.5	3/1/2016	3.5	514,310	529,703
195,000.00	DIRECTV HOLDINGS/FING COMPANY GUAR 03/21 5.	3/1/2021	5	218,457	218,747
240,000.00	DISCOVER BANK CERT OF DEPO 02/16 1.35	2/1/2016	1.35	240,000	244,245
1,145,000.00	DNB BOLIGKREDITT AS COVERED 144A 03/17 2.9	3/29/2017	2.9	1,188,808	1,217,341
700,000.00	DNB BOLIGKREDITT AS COVERED 144A 03/17 2.9	3/29/2017	2.9	726,857	744,226
460,000.00	DOLPHIN ENERGY LTD SR SECURED 144A 12/21 5.5	12/15/2021	5.5	463,250	536,475
450,000.00	DOMINION RESOURCES INC SR UNSECURED 06/18 6.4	6/15/2018	6.4	497,903	559,215
240,000.00	DORAL BANK CERT OF DEPO 08/16 1.2	8/9/2016	1.2	240,000	240,750
204,000.00	DOW CHEMICAL CO/THE SR UNSECURED 05/14 7.6	5/15/2014	7.6	231,050	222,723
330,000.00	DR PEPPER SNAPPLE GROUP COMPANY GUAR 11/22 2.7	11/15/2022	2.7	328,769	327,843
250,000.00	DUKE ENERGY CAROLINAS 1ST REF MORT 01/18 5.25	1/15/2018	5.25	249,150	298,419
485,000.00	DUKE ENERGY PROGRESS INC 1ST MORTGAGE 01/19 5.3	1/15/2019	5.3	566,079	583,296
180,000.00	DUKE ENERGY PROGRESS INC 1ST MORTGAGE 05/22 2.8	5/15/2022	2.8	179,595	184,846
15,000.00	E.I. DU PONT DE NEMOURS SR UNSECURED 01/13 5.	1/15/2013	5	14,967	15,024
525,000.00	EASTMAN CHEMICAL CO SR UNSECURED 06/17 2.4	6/1/2017	2.4	532,809	542,453
200,000.00	EATON CORP COMPANY GUAR 144A 11/15 0.95	11/2/2015	0.95	199,826	200,608
175,000.00	EATON CORP COMPANY GUAR 144A 11/17 1.5	11/2/2017	1.5	174,809	175,358
370,000.00	EATON CORP SR UNSECURED 03/14 5.95	3/20/2014	5.95	408,798	393,010
85,000.00	EBAY INC SR UNSECURED 07/17 1.35	7/15/2017	1.35	84,952	85,990
480,000.00	ECOLAB INC SR UNSECURED 08/15 1.	8/9/2015	1	479,760	481,341
700,000.00	ECOLAB INC SR UNSECURED 12/21 4.35	12/8/2021	4.35	726,238	781,327
155,000.00	ECOLAB INC SR UNSECURED 12/21 4.35	12/8/2021	4.35	167,343	173,008
850,000.00	EDISON INTERNATIONAL SR UNSECURED 09/17 3.75	9/15/2017	3.75	835,720	921,722
1,000,000.00	EKSPORTFINANS ASA SR UNSECURED 04/13 VAR	4/5/2013	0.5525	995,940	995,275
560,000.00	EKSPORTFINANS ASA SR UNSECURED 05/16 5.5	5/25/2016	5.5	537,925	582,924
175,000.00	EKSPORTFINANS ASA SR UNSECURED 06/17 5.5	6/26/2017	5.5	163,924	184,175
650,000.00	EKSPORTFINANS ASA SR UNSECURED 11/14 3.	11/17/2014	3	646,984	644,842
175,000.00	ENDURANCE SPECIALTY HLDG SR UNSECURED 10/15 6.15	10/15/2015	6.15	174,368	192,306
270,000.00	ENTERGY ARKANSAS INC 1ST MORTGAGE 02/21 3.75	2/15/2021	3.75	269,922	295,355
295,000.00	ENTERGY ARKANSAS INC 1ST MORTGAGE 08/13 5.4	8/1/2013	5.4	294,979	303,035
450,000.00	ENTERPRISE PRODUCTS OPER COMPANY GUAR 01/20 5.25	1/31/2020	5.25	527,400	534,726
275,000.00	ERAC USA FINANCE LLC COMPANY GUAR 144A 10/22 3.3	10/15/2022	3.3	274,142	278,423
475,000.00	ERP OPERATING LP SR UNSECURED 12/21 4.625	12/15/2021	4.625	473,190	535,046
305,000.00	ESTEE LAUDER CO INC SR UNSECURED 08/22 2.35	8/15/2022	2.35	304,729	301,983
240,000.00	EVERBANK/JACKSONVILLE FL CERT OF DEPO 09/16 0.85	9/28/2016	0.85	240,000	240,540
900,000.00	EXPRESS SCRIPTS HOLDING COMPANY GUAR 144A 11/16 3.5	11/15/2016	3.5	907,173	962,249

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

					Investments
Face Amount or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

Separately managed accounts (continued)
Fixed income securities (continued)
353,876.21	FANNIE MAE FNR 1997 20 F	3/25/2027	0.64117	$341,048	$349,071
234,547.14	FANNIE MAE FNR 2004 54 FL	7/25/2034	0.6097	232,128	235,257
247,238.77	FANNIE MAE FNR 2004 79 FA	8/25/2032	0.4997	243,530	247,379
202,381.31	FANNIE MAE FNR 2004 90 GF	11/25/2034	0.5097	200,231	202,911
562,026.54	FANNIE MAE FNR 2005 51 ND	11/25/2033	5.5	586,966	578,893
354,306.10	FANNIE MAE FNR 2006 104 FV	11/25/2036	0.5507	340,134	356,004
339,067.61	FANNIE MAE FNR 2006 123 PF	1/25/2037	0.4697	333,558	339,729
215,427.21	FANNIE MAE FNR 2006 48 FA	6/25/2036	0.6097	211,523	216,740
559,241.31	FANNIE MAE FNR 2006 72 HF	8/25/2026	0.5097	557,421	560,632
330,143.10	FANNIE MAE FNR 2006 76 QF	8/25/2036	0.6097	314,461	333,016
180,983.47	FANNIE MAE FNR 2006 93 FP	4/25/2036	0.5097	177,279	181,375
392,710.29	FANNIE MAE FNR 2007 2 FM	2/25/2037	0.4597	391,054	393,060
238,206.48	FANNIE MAE FNR 2007 22 FC	3/25/2037	0.6297	237,797	239,996
126,195.95	FANNIE MAE FNR 2007 67 FA	4/25/2037	0.4597	124,934	126,265
114,389.62	FANNIE MAE FNR 2007 9 FB	3/25/2037	0.5597	112,906	114,970
555,000.00	FANNIE MAE FNR 2010 136 CY	12/25/2040	4	625,155	630,170
215,555.61	FANNIE MAE FNR 2011 3 FA	2/25/2041	0.8897	215,286	217,054
745,456.57	FANNIE MAE FNR 2012 67 PD	12/25/2040	3	758,735	761,224
900,000.00	FANNIE MAE NOTES 03/17 VAR	3/13/2017	1	900,000	901,323
1,255,000.00	FANNIE MAE NOTES 03/22 2.7	3/28/2022	2.7	1,255,000	1,261,083
900,000.00	FANNIE MAE NOTES 04/17 VAR	4/17/2017	1.1	900,000	900,032
6,000,000.00	FANNIE MAE NOTES 05/13 VAR	5/17/2013	0.221	5,996,760	6,000,108
400,000.00	FANNIE MAE NOTES 05/29 6.25	5/15/2029	6.25	576,073	574,636
1,595,000.00	FANNIE MAE NOTES 07/15 0.6	7/24/2015	0.6	1,595,000	1,595,396
400,000.00	FANNIE MAE NOTES 08/17 0.875	8/28/2017	0.875	400,151	401,154
1,215,000.00	FANNIE MAE NOTES 08/19 1.7	8/28/2019	1.7	1,213,785	1,217,425
1,165,000.00	FANNIE MAE NOTES 09/18 1.25	9/27/2018	1.25	1,165,000	1,167,782
800,000.00	FANNIE MAE NOTES 10/17 0.875	10/26/2017	0.875	798,202	803,238
1,225,000.00	FANNIE MAE NOTES 10/17 0.875	10/26/2017	0.875	1,224,935	1,229,958
500,000.00	FANNIE MAE NOTES 11/30 6.625	11/15/2030	6.625	781,402	761,502
80,128.06	FANNIEMAE GRANTOR TRUST FNGT 2002 T6 A1	2/25/2032	3.31	73,117	82,883
667,560.01	FANNIEMAE GRANTOR TRUST FNGT 2003 T4 1A	9/26/2033	0.4305	640,858	658,515
336,832.55	FDIC TRUST FDIC 2011 C1 A 144A	4/25/2031	1.84	336,833	341,292
421.25	FED HM LN PC POOL E93978	1/1/2013	5	428	421
270,000.00	FEDEX CORP COMPANY GUAR 08/22 2.625	8/1/2022	2.625	269,314	268,614
143,081.53	FHLMC MULTIFAMILY STRUCTURED P FHMS K001 A2	4/25/2016	5.651	143,797	159,674
165,000.00	FHLMC MULTIFAMILY STRUCTURED P FHMS K013 A2	1/25/2021	3.974	166,640	189,006
175,000.00	FIFTH THIRD BANCORP SR UNSECURED 01/16 3.625	1/25/2016	3.625	174,794	186,974
135,000.00	FIFTH THIRD BANCORP SR UNSECURED 03/22 3.5	3/15/2022	3.5	134,063	141,490
300,000.00	FIFTH THIRD BANK SR UNSECURED 05/13 VAR	5/17/2013	0.421	278,973	299,927
240,000.00	FIRST NATL BK OMAHA CERT OF DEPO 10/14 0.6	10/24/2014	0.6	240,000	240,141
240,000.00	FIRSTBANK PUERTO RICO CERT OF DEPO 10/15 1.	10/26/2015	1	240,000	239,645
557,000.00	FMS WERTMANAGEMENT GOVT GUARANT 11/17 1.	11/21/2017	1	556,894	556,276
483,153.59	FNMA POOL 467288	3/1/2018	2.8	465,904	520,974
420,000.00	FNMA POOL 468123	5/1/2018	3.84	426,038	471,442
3,372,095.30	FNMA POOL 735028	9/1/2014	5.734	3,546,496	3,558,776
498,193.27	FNMA POOL AL2293	6/1/2021	4.375	573,701	579,655
292,146.95	FNMA POOL FN0004	12/1/2020	3.632	283,462	326,521
291,899.24	FNMA POOL FN0009	10/1/2020	3.416	279,311	322,190
1,305,000.00	FORD CREDIT FLOORPLAN MASTER O FORDF 2012 2 A	1/15/2019	1.92	1,304,618	1,339,966
525,000.00	FORD MOTOR CREDIT CO LLC SR UNSECURED 05/18 5.	5/15/2018	5	580,688	579,304
180,000.00	FRANKLIN RESOURCES INC SR UNSECURED 09/22 2.8	9/15/2022	2.8	179,550	182,200
17,282.53	FREDDIE MAC FHR 1641 FA	12/15/2013	1.2	17,415	17,352
386,062.80	FREDDIE MAC FHR 2395 FD	5/15/2029	0.808	388,476	389,988
20,055.02	FREDDIE MAC FHR 2614 NA	4/15/2033	3.75	20,481	20,309
53,316.16	FREDDIE MAC FHR 2627 MY	8/15/2022	5	55,715	54,082

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

					Investments
Face Amount or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

Separately managed accounts (continued)
Fixed income securities (continued)
19,387.68	FREDDIE MAC FHR 2628 LE	6/15/2033	3.25	$19,606	$19,926
469,001.83	FREDDIE MAC FHR 2736 BD	4/15/2032	5	491,866	478,006
623,504.92	FREDDIE MAC FHR 2890 PD	3/15/2033	5	657,603	636,412
114,410.75	FREDDIE MAC FHR 3019 FH	8/15/2035	0.508	114,239	114,428
657,022.98	FREDDIE MAC FHR 3128 JF	3/15/2036	0.584	651,274	660,384
881,894.79	FREDDIE MAC FHR 3325 EF	6/15/2037	0.714	887,407	890,532
296,216.80	FREDDIE MAC FHR 3387 FD	11/15/2037	0.788	295,569	299,424
459,606.22	FREDDIE MAC FHR 3565 XA	8/15/2022	4	475,692	468,524
732,786.62	FREDDIE MAC FHR 3730 JG	9/15/2039	3	759,121	755,783
1,509,948.27	FREDDIE MAC FHR 3804 ED	7/15/2040	3	1,568,910	1,562,167
742,094.79	FREDDIE MAC FHR 3820 PA	7/15/2019	4	765,981	762,983
512,247.94	FREDDIE MAC FHR 3876 CA	6/15/2026	2.75	533,458	529,114
728,533.97	FREDDIE MAC FHR 3879 MF	9/15/2038	0.564	729,758	730,499
877,289.96	FREDDIE MAC FHR 4097 BG	12/15/2041	2	897,577	895,965
2,300,000.00	FREDDIE MAC NOTES 01/22 2.375	1/13/2022	2.375	2,375,487	2,402,753
355,000.00	FREDDIE MAC NOTES 01/22 2.375	1/13/2022	2.375	355,902	370,860
990,000.00	FREDDIE MAC NOTES 05/15 0.6	5/22/2015	0.6	990,000	991,492
2,140,000.00	FREDDIE MAC NOTES 05/17 1.25	5/12/2017	1.25	2,128,080	2,189,580
805,000.00	FREDDIE MAC NOTES 06/15 0.42	6/19/2015	0.42	805,000	805,468
900,000.00	FREDDIE MAC NOTES 08/19 1.25	8/1/2019	1.25	896,157	901,246
628,000.00	FREDDIE MAC NOTES 09/17 1.	9/27/2017	1	627,812	630,034
715,000.00	FREDDIE MAC NOTES 10/19 1.25	10/2/2019	1.25	713,520	712,908
1,365,000.00	FREDDIE MAC NOTES 11/15 0.5	11/27/2015	0.5	1,365,000	1,366,716
199,000.00	FREEPORT MCMORAN C + G SR UNSECURED 03/17 2.15	3/1/2017	2.15	200,456	200,057
150,000.00	FREEPORT MCMORAN C + G SR UNSECURED 03/22 3.55	3/1/2022	3.55	148,565	148,766
220,000.00	GAZPROM (GAZ CAPITAL SA) SR UNSECURED REGS 07/22 4.95	7/19/2022	4.95	234,146	236,610
662,489.91	GCO EDUCATION LOAN FUNDING TRU GCOE 2007 1A A5L 144A	5/25/2023	0.3815	654,416	654,932
295,000.00	GDF SUEZ SR UNSECURED 144A 10/22 2.875	10/10/2022	2.875	291,457	291,988
240,000.00	GE CAPITAL BANK CERT OF DEPO 11/14 1.55	11/17/2014	1.55	240,000	242,648
240,000.00	GE CAPITAL RETAIL BANK CERT OF DEPO 12/16 2.1	12/29/2016	2.1	240,000	246,025
800,000.00	GE COMMERCIAL MORTGAGE CORPORA GECMC 2005 C1 A5	6/10/2048	4.772	863,750	862,693
270,000.00	GENERAL DYNAMICS CORP COMPANY GUAR 11/22 2.25	11/15/2022	2.25	267,265	264,218
850,000.00	GENERAL ELEC CAP CORP SR UNSECURED 04/17 2.3	4/27/2017	2.3	865,708	881,349
600,000.00	GENERAL ELEC CAP CORP SR UNSECURED 05/13 VAR	5/8/2013	0.46175	576,330	600,526
500,000.00	GENERAL ELEC CAP CORP SR UNSECURED 05/17 VAR	5/30/2017	1.5	500,000	501,213
825,000.00	GENERAL ELEC CAP CORP SR UNSECURED 06/15 2.375	6/30/2015	2.375	846,343	852,206
670,000.00	GENERAL ELEC CAP CORP SR UNSECURED 09/14 VAR	9/15/2014	0.568	499,150	669,195
325,000.00	GENERAL ELEC CAP CORP SR UNSECURED 09/17 5.625	9/15/2017	5.625	346,684	383,410
430,000.00	GENERAL ELEC CAP CORP SR UNSECURED 09/22 3.15	9/7/2022	3.15	429,377	439,328
905,000.00	GENERAL ELEC CAP CORP SR UNSECURED 12/13 VAR	12/17/2013	0.429	647,075	902,509
660,000.00	GENERAL ELECTRIC CO SR UNSECURED 10/22 2.7	10/9/2022	2.7	665,091	672,743
410,000.00	GENZYME CORP COMPANY GUAR 06/15 3.625	6/15/2015	3.625	435,729	439,276
1,000,000.00	GLAXOSMITHKLINE CAP INC COMPANY GUAR 05/18 5.65	5/15/2018	5.65	1,221,150	1,218,044
171,225.39	GNMA POOL 752842	7/15/2025	3.95	171,439	186,628
240,000.00	GOLDMAN SACHS BANK USA CERT OF DEPO 11/14 1.5	11/17/2014	1.5	240,000	242,427
785,000.00	GOLDMAN SACHS GROUP INC SR UNSECURED 01/22 5.75	1/24/2022	5.75	890,949	928,036
830,000.00	GOLDMAN SACHS GROUP INC SR UNSECURED 06/20 6.	6/15/2020	6	921,121	986,216
125,000.00	GOLDMAN SACHS GROUP INC SR UNSECURED 07/21 5.25	7/27/2021	5.25	124,933	142,497
205,000.00	GOODRICH CORP SR UNSECURED 03/19 6.125	3/1/2019	6.125	247,376	253,434
394,019.78	GOVERNMENT NATIONAL MORTGAGE A GNR 2002 21 FV	3/16/2032	0.614	395,128	397,863
446,062.95	GOVERNMENT NATIONAL MORTGAGE A GNR 2010 87 PF	7/20/2040	0.8575	449,060	446,232
709,534.30	GS MORTGAGE SECURITIES TRUST GSMS 2004 GG2 A5	8/10/2038	5.279	730,820	720,429
333,781.23	GS MORTGAGE SECURITIES TRUST GSMS 2005 GG4 AABA	7/10/2039	4.68	347,341	337,040
505,000.00	GTE CORP COMPANY GUAR 04/18 6.84	4/15/2018	6.84	584,689	632,246
415,000.00	GTE CORP COMPANY GUAR 11/21 8.75	11/1/2021	8.75	547,846	583,218
175,000.00	GULF SOUTH PIPELINE SR UNSECURED 144A 08/17 6.3	8/15/2017	6.3	174,617	201,625

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

					Investments
Face Amount or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

Separately managed accounts (continued)
Fixed income securities (continued)
380,000.00	HARSCO CORP SR UNSECURED 10/15 2.7	10/15/2015	2.7	$379,635	$385,806
275,000.00	HARTFORD FINL SVCS GRP SR UNSECURED 01/19 6.	1/15/2019	6	321,247	320,284
600,000.00	HCP INC SR UNSECURED 01/17 6.	1/30/2017	6	649,500	689,249
525,000.00	HEINEKEN NV SR UNSECURED 144A 10/17 1.4	10/1/2017	1.4	523,268	523,415
215,000.00	HEWLETT PACKARD CO SR UNSECURED 06/21 4.3	6/1/2021	4.3	203,323	212,958
750,000.00	HEWLETT PACKARD CO SR UNSECURED 09/16 3.	9/15/2016	3	770,558	754,798
160,000.00	HP ENTERPRISE SERVICES SR UNSECURED 08/13 6.	8/1/2013	6	171,110	164,029
400,000.00	HSBC BANK PLC SR UNSECURED 144A 05/16 3.1	5/24/2016	3.1	399,852	422,908
755,000.00	HSBC HOLDINGS PLC SR UNSECURED 01/22 4.875	1/14/2022	4.875	764,435	876,229
290,000.00	HUMANA INC SR UNSECURED 12/22 3.15	12/1/2022	3.15	288,869	288,384
525,000.00	IBM CORP SR UNSECURED 02/15 0.55	2/6/2015	0.55	522,433	525,098
670,000.00	IBM CORP SR UNSECURED 05/15 0.75	5/11/2015	0.75	668,888	674,058
135,000.00	IBM CORP SR UNSECURED 11/19 8.375	11/1/2019	8.375	178,444	191,826
125,000.00	INGREDION INC SR UNSECURED 09/17 1.8	9/25/2017	1.8	124,298	124,178
1,000,000.00	INTEL CORP SR UNSECURED 10/16 1.95	10/1/2016	1.95	1,014,390	1,033,104
525,000.00	INTEL CORP SR UNSECURED 10/21 3.3	10/1/2021	3.3	538,004	556,690
140,000.00	INTEL CORP SR UNSECURED 10/21 3.3	10/1/2021	3.3	139,667	148,451
150,000.00	INTEL CORP SR UNSECURED 12/17 1.35	12/15/2017	1.35	149,841	149,957
350,000.00	INTL GAME TECHNOLOGY SR UNSECURED 06/19 7.5	6/15/2019	7.5	406,842	414,311
135,000.00	JERSEY CENTRAL PWR + LT SR UNSECURED 02/19 7.35	2/1/2019	7.35	134,829	172,438
325,000.00	JERSEY CENTRAL PWR + LT SR UNSECURED 05/16 5.625	5/1/2016	5.625	359,164	368,738
1,000,000.00	JOHN DEERE CAPITAL CORP SR UNSECURED 01/17 2.	1/13/2017	2	1,015,860	1,034,721
265,000.00	JOHN DEERE CAPITAL CORP UNSECURED 04/19 2.25	4/17/2019	2.25	274,376	272,743
250,000.00	JOHNSON CONTROLS INC SR UNSECURED 12/16 2.6	12/1/2016	2.6	249,873	260,445
355,000.00	JP MORGAN CHASE BANK NA SUBORDINATED 10/17 6.	10/1/2017	6	396,071	420,263
201,577.27	JP MORGAN CHASE COMMERCIAL MOR JPMCC 2003 LN1 A1	10/15/2037	4.134	206,491	202,857
639,019.08	JP MORGAN CHASE COMMERCIAL MOR JPMCC 2006 LDP7 A3A	4/15/2045	5.871271	662,783	646,558
400,000.00	JP MORGAN CHASE COMMERCIAL MOR JPMCC 2011 PLSD A2 144A	11/13/2044	3.3638	399,875	431,269
500,000.00	JPMORGAN CHASE + CO SR UNSECURED 01/14 VAR	1/24/2014	1.11575	504,080	503,355
65,000.00	JPMORGAN CHASE + CO SR UNSECURED 01/16 2.6	1/15/2016	2.6	65,826	67,572
400,000.00	JPMORGAN CHASE + CO SR UNSECURED 01/22 4.5	1/24/2022	4.5	417,084	452,495
225,000.00	JPMORGAN CHASE + CO SR UNSECURED 07/16 3.15	7/5/2016	3.15	238,579	238,376
200,000.00	JPMORGAN CHASE + CO SR UNSECURED 07/20 4.4	7/22/2020	4.4	200,156	225,769
435,000.00	JPMORGAN CHASE + CO SR UNSECURED 08/17 2.	8/15/2017	2	441,417	444,351
150,000.00	JPMORGAN CHASE + CO SR UNSECURED 08/21 4.35	8/15/2021	4.35	147,707	167,736
365,000.00	JPMORGAN CHASE + CO SR UNSECURED 09/22 3.25	9/23/2022	3.25	363,472	375,870
200,000.00	JPMORGAN CHASE + CO SR UNSECURED 09/22 3.25	9/23/2022	3.25	204,587	205,956
165,000.00	JPMORGAN CHASE + CO SR UNSECURED 09/22 3.25	9/23/2022	3.25	164,110	169,914
690,000.00	JPMORGAN CHASE + CO SR UNSECURED 10/20 4.25	10/15/2020	4.25	750,856	767,368
195,000.00	KANSAS GAS + ELECTRIC CO 1ST MORTGAGE 144A 06/19 6.7	6/15/2019	6.7	197,310	248,222
425,000.00	KEY BANK NA SUBORDINATED 03/16 5.45	3/3/2016	5.45	460,517	475,096
400,000.00	KINDER MORGAN ENER PART SR UNSECURED 02/17 6.	2/1/2017	6	451,620	467,203
375,000.00	KINDER MORGAN ENER PART SR UNSECURED 09/20 5.3	9/15/2020	5.3	415,211	437,086
940,000.00	KOMMUNINVEST I SVERIGE LOCAL GOVT G 144A 10/17 1.	10/24/2017	1	935,667	939,060
200,000.00	KRAFT FOODS GROUP INC SR UNSECURED 144A 06/17 2.25	6/5/2017	2.25	199,634	206,863
275,000.00	KRAFT FOODS GROUP INC SR UNSECURED 144A 08/18 6.125	8/23/2018	6.125	339,751	336,909
225,000.00	LAB CORP OF AMER HLDGS SR UNSECURED 08/17 2.2	8/23/2017	2.2	224,534	230,950
350,521.37	LB UBS COMMERCIAL MORTGAGE TRU LBUBS 2003 C7 A3	9/15/2027	4.559	359,681	350,334
301,050.14	LB UBS COMMERCIAL MORTGAGE TRU LBUBS 2004 C6 A5	8/15/2029	4.826	311,822	307,441
1,000,000.00	LB UBS COMMERCIAL MORTGAGE TRU LBUBS 2005 C7 A3	11/15/2030	5.455078	1,050,000	1,036,962
270,000.00	MACYS RETAIL HLDGS INC COMPANY GUAR 02/23 2.875	2/15/2023	2.875	269,627	264,393
775,000.00	MANULIFE FINANCIAL CORP SR UNSECURED 09/15 3.4	9/17/2015	3.4	773,869	814,922
510,000.00	MCDONALD S CORP SR UNSECURED 05/19 1.875	5/29/2019	1.875	505,130	518,941
400,000.00	MCKESSON CORP SR UNSECURED 03/21 4.75	3/1/2021	4.75	447,648	464,583
295,000.00	MEDCO HEALTH SOLUTIONS COMPANY GUAR 03/18 7.125	3/15/2018	7.125	353,333	367,716
500,000.00	MELLON FUNDING CORP COMPANY GUAR 05/14 VAR	5/15/2014	0.46	494,715	499,766

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

					Investments
Face Amount or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

Separately managed accounts (continued)
Fixed income securities (continued)
345,000.00	MERCK + CO INC SR UNSECURED 09/22 2.4	9/15/2022	2.4	$344,879	$345,113
225,000.00	MERRILL LYNCH + CO SR UNSECURED 08/17 6.4	8/28/2017	6.4	224,672	264,230
403,974.24	MERRILL LYNCH MORTGAGE TRUST MLMT 2005 CIP1 A2	7/12/2038	4.96	408,835	411,522
1,000,000.00	MET LIFE GLOB FUNDING I SR SECURED 144A 06/14 5.125	6/10/2014	5.125	1,044,820	1,063,100
500,000.00	METLIFE INC SR UNSECURED 02/21 4.75	2/8/2021	4.75	509,416	580,561
420,000.00	METLIFE INC SR UNSECURED 02/21 4.75	2/8/2021	4.75	424,535	487,671
750,000.00	METLIFE INSTITUTIONAL FD SECURED 144A 04/14 VAR	4/4/2014	1.254	754,500	756,373
215,000.00	MIDAMERICAN ENERGY CO SR UNSECURED 03/18 5.3	3/15/2018	5.3	250,587	256,954
825,000.00	MIDAMERICAN ENERGY HLDGS SR UNSECURED 04/18 5.75	4/1/2018	5.75	872,157	993,506
750,000.00	MONSANTO CO SR UNSECURED 04/16 2.75	4/15/2016	2.75	797,532	793,133
1,150,000.00	MORGAN STANLEY NOTES 04/18 6.625	4/1/2018	6.625	1,233,728	1,355,361
100,000.00	MORGAN STANLEY NOTES 07/20 5.5	7/24/2020	5.5	111,047	112,501
300,000.00	MORGAN STANLEY NOTES 08/17 6.25	8/28/2017	6.25	319,763	343,366
285,000.00	MORGAN STANLEY SR UNSECURED 07/21 5.5	7/28/2021	5.5	319,859	323,582
200,000.00	MORGAN STANLEY SR UNSECURED 07/21 5.5	7/28/2021	5.5	216,001	227,075
50,000.00	MORGAN STANLEY SR UNSECURED 07/21 5.5	7/28/2021	5.5	52,813	56,769
395,000.00	MORGAN STANLEY SR UNSECURED 09/19 5.625	9/23/2019	5.625	400,570	446,737
100,000.00	MYLAN INC COMPANY GUAR 144A 07/20 7.875	7/15/2020	7.875	118,188	118,176
620,000.00	NATIONAL BANK OF CANADA BANK GUARANT 06/15 1.5	6/26/2015	1.5	618,500	630,622
350,000.00	NATIONAL RURAL UTIL COOP COLLATERAL T 11/18 10.375	11/1/2018	10.375	499,454	517,376
355,000.00	NATL CITY BANK CLEV OH SUBORDINATED 06/17 5.8	6/7/2017	5.8	372,279	418,884
175,000.00	NBCUNIVERSAL MEDIA LLC COMPANY GUAR 04/21 4.375	4/1/2021	4.375	192,614	196,585
450,000.00	NBCUNIVERSAL MEDIA LLC COMPANY GUAR 04/21 4.375	4/1/2021	4.375	463,976	505,504
300,000.00	NBCUNIVERSAL MEDIA LLC COMPANY GUAR 04/21 4.375	4/1/2021	4.375	329,541	337,003
530,000.00	NCUA GUARANTEED NOTES NGN 2010 C1 A2	10/29/2020	2.9	525,225	564,962
1,893,007.27	NCUA GUARANTEED NOTES NGN 2010 C1 APT	10/29/2020	2.65	1,883,842	1,997,984
220,000.00	NCUA GUARANTEED NOTES US GOVT GUAR 06/15 1.4	6/12/2015	1.4	219,694	225,053
635,000.00	NCUA GUARANTEED NOTES US GOVT GUAR 06/17 2.35	6/12/2017	2.35	634,543	675,424
410,000.00	NCUA GUARANTEED NOTES US GOVT GUAR 06/19 3.	6/12/2019	3	409,565	452,177
1,120,000.00	NCUA GUARANTEED NOTES US GOVT GUAR 06/21 3.45	6/12/2021	3.45	1,115,968	1,257,682
325,000.00	NETAPP INC SR UNSECURED 12/17 2.	12/15/2017	2	323,356	323,842
200,000.00	NEVADA POWER CO GENL REF MOR 08/18 6.5	8/1/2018	6.5	234,570	251,289
580,000.00	NEW YORK LIFE GLOBAL FDG SECURED 144A 05/17 1.65	5/15/2017	1.65	578,962	590,671
810,000.00	NEW YORK LIFE GLOBAL FDG SECURED 144A 07/15 0.75	7/24/2015	0.75	809,279	808,955
175,000.00	NEWMARKET CORP COMPANY GUAR 144A 12/22 4.1	12/15/2022	4.1	174,703	178,065
240,000.00	NEWMONT MINING CORP COMPANY GUAR 03/22 3.5	3/15/2022	3.5	238,174	247,527
300,000.00	NEXTERA ENERGY CAPITAL COMPANY GUAR 06/14 1.611	6/1/2014	1.611	301,045	303,233
400,000.00	NORTHERN ROCK ASSET MANA COVERED 144A 06/17 5.625	6/22/2017	5.625	464,371	464,776
975,000.00	NOVARTIS CAPITAL CORP COMPANY GUAR 09/22 2.4	9/21/2022	2.4	972,911	977,630
150,000.00	NVR INC SR UNSECURED 09/22 3.95	9/15/2022	3.95	154,373	155,438
745,000.00	OEKB OEST. KONTROLLBANK GOVT GUARANT 02/16 4.875	2/16/2016	4.875	840,084	837,157
435,000.00	OGLETHORPE POWER CORP 1ST MORTGAGE 03/19 6.1	3/15/2019	6.1	523,048	525,906
295,000.00	ONCOR ELECTRIC DELIVERY SR SECURED 06/22 4.1	6/1/2022	4.1	294,466	321,530
310,000.00	ONCOR ELECTRIC DELIVERY SR SECURED 09/17 5.	9/30/2017	5	332,822	353,884
400,000.00	ONEOK PARTNERS LP COMPANY GUAR 03/19 8.625	3/1/2019	8.625	509,688	531,096
135,000.00	ORACLE CORP SR UNSECURED 04/18 5.75	4/15/2018	5.75	162,019	164,296
550,000.00	ORACLE CORP SR UNSECURED 10/17 1.2	10/15/2017	1.2	549,049	551,632
270,000.00	ORACLE CORP SR UNSECURED 10/22 2.5	10/15/2022	2.5	269,671	272,432
195,000.00	ORACLE CORP SR UNSECURED 10/22 2.5	10/15/2022	2.5	194,762	196,757
450,000.00	PACIFIC GAS + ELECTRIC SR UNSECURED 03/14 4.8	3/1/2014	4.8	479,930	471,504
100,000.00	PACIFICORP 1ST MORTGAGE 07/18 5.65	7/15/2018	5.65	118,660	122,159
255,000.00	PECO ENERGY CO 1ST MORTGAGE 09/22 2.375	9/15/2022	2.375	262,872	257,182
750,000.00	PENSKE TRUCK LEASING/PTL SR UNSECURED 144A 03/16 2.5	3/15/2016	2.5	748,890	752,021
115,000.00	PEPSICO INC SR UNSECURED 11/18 7.9	11/1/2018	7.9	153,568	155,187
200,000.00	PETRO CANADA SR UNSECURED 05/18 6.05	5/15/2018	6.05	233,306	243,223
270,000.00	PETROBRAS INTL FIN CO COMPANY GUAR 01/21 5.375	1/27/2021	5.375	281,289	303,971

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

					Investments
Face Amount or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

Separately managed accounts (continued)
Fixed income securities (continued)
400,000.00	PFIZER INC SR UNSECURED 03/19 6.2	3/15/2019	6.2	$489,496	$505,590
920,000.00	PFS FINANCING CORP PFSFC 2012 AA A 144A	2/15/2016	1.464	920,000	927,539
495,000.00	PHILIP MORRIS INTL INC SR UNSECURED 05/18 5.65	5/16/2018	5.65	560,406	600,131
300,000.00	PHILIP MORRIS INTL INC SR UNSECURED 08/17 1.125	8/21/2017	1.125	296,775	299,042
175,000.00	PHILIP MORRIS INTL INC SR UNSECURED 08/17 1.125	8/21/2017	1.125	173,119	174,441
165,000.00	PHILIP MORRIS INTL INC SR UNSECURED 08/22 2.5	8/22/2022	2.5	163,139	165,758
205,000.00	PNC FUNDING CORP BANK GUARANT 02/17 5.625	2/1/2017	5.625	224,197	236,689
90,000.00	PNC FUNDING CORP BANK GUARANT 11/15 5.25	11/15/2015	5.25	96,587	100,562
305,000.00	PRECISION CASTPARTS CORP SR UNSECURED 01/18 1.25	1/15/2018	1.25	304,536	305,504
175,000.00	PRECISION CASTPARTS CORP SR UNSECURED 01/18 1.25	1/15/2018	1.25	174,734	175,289
260,000.00	PRECISION CASTPARTS CORP SR UNSECURED 12/15 0.7	12/20/2015	0.7	259,922	260,221
90,000.00	PRINCIPAL FINANCIAL GROU COMPANY GUAR 11/17 1.85	11/15/2017	1.85	89,906	90,476
745,000.00	PRINCIPAL LIFE INC FDG SR SECURED 04/15 5.55	4/27/2015	5.55	827,710	823,311
725,000.00	PROGRESS ENERGY INC SR UNSECURED 01/16 5.625	1/15/2016	5.625	809,571	820,140
450,000.00	PROGRESS ENERGY INC SR UNSECURED 03/19 7.05	3/15/2019	7.05	511,533	565,544
625,000.00	PROGRESS ENERGY INC SR UNSECURED 03/19 7.05	3/15/2019	7.05	688,606	785,478
340,000.00	PROGRESS ENERGY INC SR UNSECURED 04/22 3.15	4/1/2022	3.15	338,745	344,191
250,000.00	PRUDENTIAL FINANCIAL INC SR UNSECURED 05/16 3.	5/12/2016	3	251,735	263,953
350,000.00	PRUDENTIAL FINANCIAL INC SR UNSECURED 06/17 6.1	6/15/2017	6.1	376,842	412,831
1,005,000.00	PSEG POWER LLC COMPANY GUAR 04/13 2.5	4/15/2013	2.5	1,003,884	1,010,800
95,000.00	PSEG POWER LLC COMPANY GUAR 09/16 2.75	9/15/2016	2.75	94,759	98,853
205,000.00	PUBLIC SERVICE COLORADO 1ST MORTGAGE 06/19 5.125	6/1/2019	5.125	242,755	246,838
270,000.00	QUEST DIAGNOSTIC INC COMPANY GUAR 07/17 6.4	7/1/2017	6.4	319,121	318,073
305,000.00	RABOBANK NEDERLAND BANK GUARANT 11/22 3.95	11/9/2022	3.95	304,600	312,330
250,000.00	REINSURANCE GRP OF AMER SR UNSECURED 03/17 5.625	3/15/2017	5.625	247,718	282,383
195,000.00	REPUBLIC SERVICES INC COMPANY GUAR 05/18 3.8	5/15/2018	3.8	204,239	214,380
410,000.00	REPUBLIC SERVICES INC COMPANY GUAR 09/19 5.5	9/15/2019	5.5	480,797	485,540
170,000.00	REYNOLDS AMERICAN INC COMPANY GUAR 10/15 1.05	10/30/2015	1.05	169,760	169,947
145,000.00	RIO TINTO FIN USA LTD COMPANY GUAR 09/21 3.75	9/20/2021	3.75	153,493	155,048
600,000.00	RIO TINTO FIN USA PLC COMPANY GUAR 08/22 2.875	8/21/2022	2.875	592,128	603,967
155,000.00	ROCHE HLDGS INC COMPANY GUAR 144A 03/14 5.	3/1/2014	5	170,675	162,821
410,000.00	ROSNEFT(ROSNEFT INT FIN) SR UNSECURED 144A 03/22 4.199	3/6/2022	4.199	412,500	417,175
500,000.00	ROYAL BANK OF CANADA SR UNSECURED 07/16 2.3	7/20/2016	2.3	523,515	521,065
750,000.00	ROYAL BANK OF CANADA SR UNSECURED 10/14 VAR	10/30/2014	1.01325	752,243	756,881
400,000.00	ROYAL BK SCOTLND GRP PLC SR UNSECURED 09/15 2.55	9/18/2015	2.55	399,772	409,364
215,000.00	RPM INTERNATIONAL INC SR UNSECURED 11/22 3.45	11/15/2022	3.45	214,723	210,648
240,000.00	SAFRA NATIONAL BANK CERT OF DEPO 08/17 1.25	8/15/2017	1.25	240,000	239,822
240,000.00	SALLIE MAE BANK/MURRAY CERT OF DEPO 12/14 1.4	12/1/2014	1.4	240,000	242,274
575,000.00	SAN DIEGO G + E 1ST MORTGAGE 08/21 3.	8/15/2021	3	572,050	608,785
1,000,000.00	SAN DIEGO GAS + ELECTRIC 1ST MORTGAGE 11/15 5.3	11/15/2015	5.3	1,151,790	1,130,592
1,140,000.00	SANTANDER DRIVE AUTO RECEIVABL SDART 2011 3 A3	4/15/2015	1.23	1,139,873	1,145,642
476,377.19	SANTANDER DRIVE AUTO RECEIVABL SDART 2011 4 A2	3/16/2015	1.37	476,367	478,011
840,392.02	SANTANDER DRIVE AUTO RECEIVABL SDART 2012 3 A2	4/15/2015	0.83	840,374	842,114
905,000.00	SANTANDER DRIVE AUTO RECEIVABL SDART 2012 3 A3	4/15/2016	1.08	904,975	911,087
1,020,000.00	SANTANDER DRIVE AUTO RECEIVABL SDART 2012 4 A2	8/17/2015	0.79	1,019,935	1,022,068
785,000.00	SANTANDER DRIVE AUTO RECEIVABL SDART 2012 AA A2 144A	2/16/2016	0.55	784,951	785,123
540,000.00	SANTANDER DRIVE AUTO RECEIVABL SDART 2012 AA A3 144A	3/15/2017	0.65	539,928	540,078
200,000.00	SANTANDER HOLDINGS USA SR UNSECURED 04/16 4.625	4/19/2016	4.625	192,094	209,098
175,000.00	SANTANDER HOLDINGS USA SR UNSECURED 09/15 3.	9/24/2015	3	174,487	178,209
831,342.18	SBA POOL 507686 SBA 10/30 VARIABLE	10/25/2030	2	874,728	890,724
691,068.90	SBA POOL 508005 SBA 01/19 VARIABLE	1/25/2019	3.08	729,078	726,628
327,339.49	SBA POOL 508109 SBA 04/19 VARIABLE	4/25/2019	3.575	351,890	351,896
1,000,997.08	SBA POOL 508327 SBA 09/16 VARIABLE	9/25/2016	4.33	1,062,621	1,038,583
304,892.49	SBA POOL 508346 SBA 04/19 VARIABLE	4/25/2019	2.575	316,707	317,355
364,293.63	SBA POOL 508349 SBA 12/19 VARIABLE	12/25/2019	3.575	391,729	388,645
552,302.74	SBA POOL 508413 SBA 11/19 VARIABLE	11/25/2019	3.545	595,106	591,127

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

					Investments
Face Amount or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

Separately managed accounts (continued)
Fixed income securities (continued)
642,304.24	SBA POOL 508531 SBA 02/19 VARIABLE	2/25/2019	4.325	$699,710	$692,625
1,007,805.37	SBA POOL 508947 SBA 08/22 VARIABLE	8/25/2022	3	1,077,722	1,084,165
450,000.00	SCHLUMBERGER INVESTMENT COMPANY GUAR 144A 09/21 3.3	9/14/2021	3.3	453,867	479,206
1,000,000.00	SCHLUMBERGER NORGE AS COMPANY GUAR 144A 09/16 1.95	9/14/2016	1.95	1,015,150	1,026,451
355,000.00	SCHNEIDER ELECTRIC SA SR UNSECURED 144A 09/22 2.95	9/27/2022	2.95	354,056	357,805
618,667.96	SCHOLAR FUNDING TRUST SCHOL 2011 A A 144A	10/28/2043	1.21325	606,458	617,906
550,000.00	SCRIPPS NETWORKS INTERAC SR UNSECURED 12/16 2.7	12/15/2016	2.7	547,003	575,952
450,000.00	SEMPRA ENERGY SR UNSECURED 03/14 2.	3/15/2014	2	457,920	456,809
200,000.00	SHELL INTERNATIONAL FIN COMPANY GUAR 01/23 2.25	1/6/2023	2.25	197,980	197,587
1,000,000.00	SHERWIN WILLIAMS CO SR UNSECURED 12/14 3.125	12/15/2014	3.125	1,058,360	1,046,663
240,000.00	SILVERGATE BANK CERT OF DEPO 05/17 0.9	5/26/2017	0.9	240,000	239,601
350,000.00	SIMON PROPERTY GROUP LP SR UNSECURED 02/20 5.65	2/1/2020	5.65	348,674	420,005
350,000.00	SIMON PROPERTY GROUP LP SR UNSECURED 12/21 4.125	12/1/2021	4.125	358,775	388,712
850,000.00	SLM STUDENT LOAN TRUST SLMA 2008 5 A4	7/25/2023	2.01525	895,156	897,093
861,427.93	SLM STUDENT LOAN TRUST SLMA 2010 1 A	3/25/2025	0.6097	861,428	862,897
615,905.16	SLM STUDENT LOAN TRUST SLMA 2012 2 A	1/25/2029	0.99275	615,905	623,863
721,673.23	SLM STUDENT LOAN TRUST SLMA 2012 A A1 144A	8/15/2025	1.609	721,673	731,401
850,000.00	SLM STUDENT LOAN TRUST SLMA 2012 B A2 144A	10/15/2030	3.48	849,913	906,848
715,160.38	SLM STUDENT LOAN TRUST SLMA 2012 D A1 144A	6/15/2023	1.3	715,160	720,525
752,208.97	SLM STUDENT LOAN TRUST SLMA 2012 E A1 144A	10/16/2023	0.959	752,209	754,960
62,428.07	SMALL BUSINESS ADMINISTRATION SBAP 1998 20F 1	6/1/2018	6.3	62,697	68,336
111,736.44	SMALL BUSINESS ADMINISTRATION SBIC 2004 P10B 1	8/10/2014	4.754	111,736	114,618
800,000.00	SOUTHERN CO SR UNSECURED 09/16 1.95	9/1/2016	1.95	798,784	824,447
175,000.00	SOUTHWESTERN BELL TEL CO COMPANY GUAR 07/15 7.	7/1/2015	7	206,785	201,034
240,000.00	SOVEREIGN BANK CERT OF DEPO 09/14 0.8	9/5/2014	0.8	240,000	240,351
343,426.34	SOVEREIGN COMMERCIAL MORTGAGE SOVC 2007 C1 A2 144A	7/22/2030	5.981728	355,269	348,455
1,300,000.00	SPAREBANK 1 BOLIGKREDITT COVERED 144A 05/17 2.625	5/26/2017	2.625	1,374,962	1,371,429
337,000.00	SPAREBANK 1 BOLIGKREDITT COVERED 144A 06/18 2.3	6/30/2018	2.3	336,178	351,693
1,000,000.00	SPAREBANK 1 BOLIGKREDITT COVERED 144A 11/20 1.75	11/15/2019	1.75	992,230	987,800
240,000.00	STATE BANK OF INDIA CERT OF DEPO 06/16 2.15	6/28/2016	2.15	244,087	247,762
485,000.00	STATOIL ASA COMPANY GUAR 04/19 5.25	4/15/2019	5.25	538,507	581,550
580,000.00	STHRN CALIFORNIA ST PUBLIC PWR STNPWR 05/17 FIXED 6.93	5/15/2017	6.93	708,186	717,390
300,000.00	STRIP PRINC 05/21 0.00000	5/15/2021	0.01	174,837	264,455
1,170,000.00	STRIPS 05/22 0.00000	5/15/2022	0.01	936,304	992,339
390,000.00	STRIPS 08/22 0.00000	8/15/2022	0.01	307,999	327,841
240,000.00	SUNTRUST BANK CERT OF DEPO 05/14 VAR	5/28/2014	1.3115	245,791	237,507
400,000.00	SVB FINANCIAL GROUP SR UNSECURED 09/20 5.375	9/15/2020	5.375	397,200	448,898
310,000.00	SWISS RE SOLUTIONS SR UNSECURED 03/19 6.45	3/1/2019	6.45	328,756	361,092
625,000.00	TAKEDA PHARMACEUTICAL SR UNSECURED 144A 03/15 1.031	3/17/2015	1.031	625,000	627,476
205,000.00	TCI COMMUNICATIONS INC SR UNSECURED 08/15 8.75	8/1/2015	8.75	263,310	244,625
425,000.00	TECH DATA CORP SR UNSECURED 09/17 3.75	9/21/2017	3.75	433,483	435,968
100,000.00	TELEFONICA EMISIONES SAU COMPANY GUAR 02/21 5.462	2/16/2021	5.462	98,625	106,625
900,000.00	TEVA PHARM FIN IV BV COMPANY GUAR 11/21 3.65	11/10/2021	3.65	887,409	963,209
900,000.00	TEVA PHARMA FIN II/III COMPANY GUAR 06/15 3.	6/15/2015	3	934,911	946,230
715,000.00	TEVA PHARMA FIN IV LLC COMPANY GUAR 03/20 2.25	3/18/2020	2.25	714,678	721,381
425,000.00	THERMO FISHER SCIENTIFIC SR UNSECURED 08/21 3.6	8/15/2021	3.6	444,605	452,000
75,000.00	THERMO FISHER SCIENTIFIC SR UNSECURED 08/21 3.6	8/15/2021	3.6	79,570	79,765
990,000.00	TIME WARNER CABLE INC COMPANY GUAR 07/13 6.2	7/1/2013	6.2	1,034,365	1,017,175
575,000.00	TIME WARNER CABLE INC COMPANY GUAR 07/18 6.75	7/1/2018	6.75	676,172	718,280
180,000.00	TIME WARNER INC COMPANY GUAR 06/22 3.4	6/15/2022	3.4	179,743	187,754
340,000.00	TORCHMARK CORP SR UNSECURED 09/22 3.8	9/15/2022	3.8	338,997	348,430
315,000.00	TOTAL CAPITAL INTL SA COMPANY GUAR 01/23 2.7	1/25/2023	2.7	323,275	320,899
650,000.00	TOTAL CAPITAL INTL SA COMPANY GUAR 02/22 2.875	2/17/2022	2.875	633,861	678,484
800,000.00	TOYOTA MOTOR CREDIT CORP SR UNSECURED 01/14 VAR	1/15/2014	0.59025	793,432	801,482
110,000.00	TOYOTA MOTOR CREDIT CORP SR UNSECURED 06/15 3.2	6/17/2015	3.2	112,796	116,645
515,000.00	TOYOTA MOTOR CREDIT CORP SR UNSECURED 10/17 1.25	10/5/2017	1.25	514,701	518,663

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

					Investments
Face Amount or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

Separately managed accounts (continued)
Fixed income securities (continued)
240,000.00	TRANS CANADA PIPELINES SR UNSECURED 08/22 2.5	8/1/2022	2.5	$241,646	$240,486
105,000.00	TRANSALTA CORP SR UNSECURED 11/22 4.5	11/15/2022	4.5	103,179	106,448
225,000.00	TRANSATLANTIC HOLDINGS SR UNSECURED 12/15 5.75	12/14/2015	5.75	240,368	248,602
175,000.00	TRANSOCEAN INC COMPANY GUAR 03/18 6.	3/15/2018	6	189,028	202,963
175,000.00	TREASURY BILL 02/13 0.00000	2/21/2013	0.01	174,962	174,993
121,151.00	TSY INFL IX N/B 01/15 1.625	1/15/2015	1.625	131,543	128,713
1,548,888.36	TSY INFL IX N/B 02/42 0.75	2/15/2042	0.75	1,730,143	1,696,395
145,000.00	TURNER BROADCASTING COMPANY GUAR 07/13 8.375	7/1/2013	8.375	133,400	150,520
1,716,000.00	TVA PRIN STRIP BONDS 11/25 0.00000	11/1/2025	0.01	1,085,037	1,158,372
375,000.00	UBS AG STAMFORD CT SR UNSECURED 04/18 5.75	4/25/2018	5.75	425,749	445,179
200,000.00	UDR INC COMPANY GUAR 06/18 4.25	6/1/2018	4.25	197,976	217,967
625,000.00	UNION BANK NA SR UNSECURED 06/16 3.	6/6/2016	3	626,181	661,641
275,000.00	UNION BANK NA SR UNSECURED 06/17 2.125	6/16/2017	2.125	274,172	282,783
150,000.00	UNION ELECTRIC CO SR SECURED 02/19 6.7	2/1/2019	6.7	184,199	189,214
245,000.00	UNION PACIFIC CORP SR UNSECURED 02/20 6.125	2/15/2020	6.125	296,448	306,810
540,000.00	UNITED TECHNOLOGIES CORP SR UNSECURED 06/15 1.2	6/1/2015	1.2	539,698	547,731
850,000.00	UNITED TECHNOLOGIES CORP SR UNSECURED 06/22 3.1	6/1/2022	3.1	889,694	900,140
850,000.00	UNITED TECHNOLOGIES CORP SR UNSECURED 12/17 5.375	12/15/2017	5.375	1,025,406	1,010,317
1,000,000.00	UNITEDHEALTH GROUP INC SR UNSECURED 02/14 4.75	2/10/2014	4.75	1,074,820	1,042,585
390,000.00	UNITEDHEALTH GROUP INC SR UNSECURED 03/22 2.875	3/15/2022	2.875	387,309	399,895
650,000.00	UNITEDHEALTH GROUP INC SR UNSECURED 03/22 2.875	3/15/2022	2.875	631,040	666,492
110,000.00	UNITEDHEALTH GROUP INC SR UNSECURED 11/21 3.375	11/15/2021	3.375	109,416	117,191
400,000.00	US TREASURY N/B 01/14 0.25	1/31/2014	0.25	399,750	400,250
1,030,000.00	US TREASURY N/B 01/14 1.75	1/31/2014	1.75	1,026,818	1,047,180
4,805,000.00	US TREASURY N/B 02/14 0.25	2/28/2014	0.25	4,800,766	4,807,628
5,870,000.00	US TREASURY N/B 02/14 1.25	2/15/2014	1.25	5,978,228	5,938,104
1,680,000.00	US TREASURY N/B 02/19 2.75	2/15/2019	2.75	1,870,478	1,860,207
445,000.00	US TREASURY N/B 02/21 3.625	2/15/2021	3.625	518,237	522,353
300,000.00	US TREASURY N/B 02/42 3.125	2/15/2042	3.125	316,371	313,688
300,000.00	US TREASURY N/B 03/14 0.25	3/31/2014	0.25	299,918	300,141
700,000.00	US TREASURY N/B 03/14 1.25	3/15/2014	1.25	714,629	708,695
4,550,000.00	US TREASURY N/B 03/15 0.375	3/15/2015	0.375	4,541,477	4,559,241
3,255,000.00	US TREASURY N/B 03/16 2.375	3/31/2016	2.375	3,480,615	3,460,472
3,445,000.00	US TREASURY N/B 03/19 1.5	3/31/2019	1.5	3,531,470	3,553,194
1,160,000.00	US TREASURY N/B 04/14 0.25	4/30/2014	0.25	1,160,227	1,160,499
1,265,000.00	US TREASURY N/B 04/15 0.375	4/15/2015	0.375	1,267,619	1,267,273
2,215,000.00	US TREASURY N/B 05/15 0.25	5/15/2015	0.25	2,210,414	2,212,231
585,000.00	US TREASURY N/B 05/17 2.75	5/31/2017	2.75	626,686	639,569
1,280,000.00	US TREASURY N/B 05/17 4.5	5/15/2017	4.5	1,516,983	1,494,900
670,000.00	US TREASURY N/B 05/18 2.375	5/31/2018	2.375	713,629	725,903
245,000.00	US TREASURY N/B 05/18 3.875	5/15/2018	3.875	257,671	284,717
2,705,000.00	US TREASURY N/B 05/19 1.125	5/31/2019	1.125	2,725,408	2,722,117
4,320,000.00	US TREASURY N/B 05/20 3.5	5/15/2020	3.5	4,617,649	5,015,589
4,835,000.00	US TREASURY N/B 06/14 0.75	6/15/2014	0.75	4,882,277	4,872,582
3,585,000.00	US TREASURY N/B 06/15 0.375	6/15/2015	0.375	3,581,207	3,590,600
3,595,000.00	US TREASURY N/B 06/16 1.5	6/30/2016	1.5	3,731,461	3,726,440
365,000.00	US TREASURY N/B 06/17 0.75	6/30/2017	0.75	367,363	367,167
1,160,000.00	US TREASURY N/B 06/18 2.375	6/30/2018	2.375	1,247,162	1,257,150
950,000.00	US TREASURY N/B 06/19 1.	6/30/2019	1	947,657	947,179
1,460,000.00	US TREASURY N/B 07/14 0.625	7/15/2014	0.625	1,467,243	1,468,954
4,705,000.00	US TREASURY N/B 07/16 1.5	7/31/2016	1.5	4,860,390	4,878,497
990,000.00	US TREASURY N/B 08/13 0.75	8/15/2013	0.75	994,586	993,713
12,030,000.00	US TREASURY N/B 08/14 0.25	8/31/2014	0.25	12,025,499	12,033,284
120,000.00	US TREASURY N/B 08/14 0.25	8/31/2014	0.25	120,005	120,033
4,270,000.00	US TREASURY N/B 08/14 0.5	8/15/2014	0.5	4,285,434	4,288,681
1,635,000.00	US TREASURY N/B 08/14 2.375	8/31/2014	2.375	1,723,518	1,692,864

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

					Investments
Face Amount or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

Separately managed accounts (continued)
Fixed income securities (continued)
18,270,000.00	US TREASURY N/B 08/15 0.25	8/15/2015	0.25	$18,212,308	$18,237,169
2,845,000.00	US TREASURY N/B 08/16 1.	8/31/2016	1	2,879,001	2,899,231
785,000.00	US TREASURY N/B 08/17 8.875	8/15/2017	8.875	1,110,902	1,079,620
2,915,000.00	US TREASURY N/B 08/19 1.	8/31/2019	1	2,888,492	2,897,921
855,000.00	US TREASURY N/B 08/20 2.625	8/15/2020	2.625	940,124	938,897
1,979,000.00	US TREASURY N/B 08/42 2.75	8/15/2042	2.75	1,948,399	1,910,972
635,000.00	US TREASURY N/B 09/13 0.125	9/30/2013	0.125	634,555	634,827
900,000.00	US TREASURY N/B 09/13 0.75	9/15/2013	0.75	904,573	903,762
3,050,000.00	US TREASURY N/B 09/14 0.25	9/30/2014	0.25	3,049,337	3,050,714
13,200,000.00	US TREASURY N/B 09/14 0.25	9/30/2014	0.25	13,203,654	13,203,089
240,000.00	US TREASURY N/B 09/14 0.25	9/15/2014	0.25	239,738	240,056
795,000.00	US TREASURY N/B 09/17 1.875	9/30/2017	1.875	838,725	839,471
1,930,000.00	US TREASURY N/B 09/18 1.375	9/30/2018	1.375	1,981,895	1,983,980
7,035,000.00	US TREASURY N/B 10/13 0.25	10/31/2013	0.25	7,036,112	7,039,397
1,000,000.00	US TREASURY N/B 10/13 2.75	10/31/2013	2.75	1,047,656	1,021,211
3,100,000.00	US TREASURY N/B 10/14 0.25	10/31/2014	0.25	3,099,647	3,100,725
870,000.00	US TREASURY N/B 10/14 2.375	10/31/2014	2.375	915,293	903,509
5,595,000.00	US TREASURY N/B 10/15 1.25	10/31/2015	1.25	5,743,770	5,737,063
235,000.00	US TREASURY N/B 11/13 0.25	11/30/2013	0.25	234,946	235,138
20,610,000.00	US TREASURY N/B 11/14 0.25	11/30/2014	0.25	20,604,769	20,610,804
22,900,000.00	US TREASURY N/B 11/14 0.375	11/15/2014	0.375	22,904,995	22,953,678
940,000.00	US TREASURY N/B 11/14 0.375	11/15/2014	0.375	939,296	942,203
1,910,000.00	US TREASURY N/B 11/14 2.125	11/30/2014	2.125	2,009,305	1,977,746
9,115,000.00	US TREASURY N/B 11/15 0.375	11/15/2015	0.375	9,128,055	9,123,550
800,000.00	US TREASURY N/B 11/15 1.375	11/30/2015	1.375	826,000	823,500
17,700,000.00	US TREASURY N/B 11/16 0.875	11/30/2016	0.875	17,704,416	17,950,296
700,000.00	US TREASURY N/B 11/16 4.625	11/15/2016	4.625	813,883	810,032
19,060,000.00	US TREASURY N/B 11/17 0.625	11/30/2017	0.625	19,059,168	18,995,977
700,000.00	US TREASURY N/B 11/17 0.625	11/30/2017	0.625	699,971	697,649
895,000.00	US TREASURY N/B 11/17 4.25	11/15/2017	4.25	1,058,444	1,047,990
1,925,000.00	US TREASURY N/B 11/18 3.75	11/15/2018	3.75	2,103,791	2,241,572
5,145,000.00	US TREASURY N/B 11/19 1.	11/30/2019	1	5,102,285	5,095,155
1,520,000.00	US TREASURY N/B 11/21 2.	11/15/2021	2	1,594,575	1,577,594
1,480,000.00	US TREASURY N/B 11/22 1.625	11/15/2022	1.625	1,473,057	1,463,812
1,020,000.00	US TREASURY N/B 11/22 1.625	11/15/2022	1.625	1,019,370	1,008,843
115,000.00	US TREASURY N/B 11/26 6.5	11/15/2026	6.5	168,834	174,638
2,560,000.00	US TREASURY N/B 11/42 2.75	11/15/2042	2.75	2,495,632	2,466,401
100,000.00	US TREASURY N/B 11/42 2.75	11/15/2042	2.75	96,680	96,344
17,500,000.00	US TREASURY N/B 12/13 0.125	12/31/2013	0.125	17,456,172	17,489,063
565,000.00	US TREASURY N/B 12/13 0.125	12/31/2013	0.125	564,044	564,647
3,200,000.00	US TREASURY N/B 12/13 0.75	12/15/2013	0.75	3,231,250	3,216,998
6,000,000.00	US TREASURY N/B 12/14 0.25	12/15/2014	0.25	5,977,542	6,000,000
2,445,000.00	US TREASURY N/B 12/15 0.25	12/15/2015	0.25	2,437,845	2,437,741
1,380,000.00	US TREASURY N/B 12/15 2.125	12/31/2015	2.125	1,389,451	1,452,127
400,000.00	US TREASURY N/B 12/17 0.75	12/31/2017	0.625	399,628	400,656
300,000.00	US TREASURY N/B 12/19 1.125	12/31/2019	1.125	297,834	299,156
500,000.00	VALE OVERSEAS LIMITED COMPANY GUAR 09/20 4.625	9/15/2020	4.625	513,750	540,251
235,000.00	VERIZON COMMUNICATIONS SR UNSECURED 03/14 1.95	3/28/2014	1.95	234,687	239,249
1,000,000.00	VERIZON COMMUNICATIONS SR UNSECURED 03/14 VAR	3/28/2014	0.97225	1,005,360	1,005,916
460,000.00	VERIZON COMMUNICATIONS SR UNSECURED 11/21 3.5	11/1/2021	3.5	466,389	503,247
780,000.00	VIACOM INC SR UNSECURED 06/22 3.125	6/15/2022	3.125	803,557	798,564
245,000.00	VIRGINIA ELEC + POWER CO SR UNSECURED 09/17 5.95	9/15/2017	5.95	283,120	299,329
160,000.00	VODAFONE GROUP PLC SR UNSECURED 01/15 5.375	1/30/2015	5.375	176,648	175,029
865,000.00	VODAFONE GROUP PLC SR UNSECURED 06/14 4.15	6/10/2014	4.15	864,420	907,552
460,000.00	VODAFONE GROUP PLC SR UNSECURED 09/17 1.25	9/26/2017	1.25	458,579	458,610
175,000.00	VODAFONE GROUP PLC SR UNSECURED 09/17 1.25	9/26/2017	1.25	175,765	174,471

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

					Investments
Face Amount or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

Separately managed accounts (continued)
Fixed income securities (continued)
300,000.00	VOLKSWAGEN INTL FIN NV COMPANY GUAR 144A 11/15 1.15	11/20/2015	1.15	$299,682	$300,415
495,000.00	WACHOVIA CORP SR UNSECURED 02/18 5.75	2/1/2018	5.75	564,666	593,031
800,000.00	WACHOVIA CORP SR UNSECURED 06/17 VAR	6/15/2017	0.578	784,336	781,194
460,000.00	WALGREEN CO SR UNSECURED 09/17 1.8	9/15/2017	1.8	459,034	462,564
250,000.00	WALGREEN CO SR UNSECURED 09/22 3.1	9/15/2022	3.1	252,100	252,168
400,000.00	WALT DISNEY COMPANY/THE SR UNSECURED 08/21 2.75	8/16/2021	2.75	404,028	417,630
310,000.00	WALT DISNEY COMPANY/THE SR UNSECURED 12/17 1.1	12/1/2017	1.1	307,796	310,650
190,000.00	WALT DISNEY COMPANY/THE SR UNSECURED 12/22 2.35	12/1/2022	2.35	188,541	191,745
4,339.90	WASHINGTON MUTUAL MSC MORTGAGE WAMMS 2003 AR1 1A	2/25/2033	2.6	4,412	4,314
480,000.00	WASTE MANAGEMENT INC COMPANY GUAR 09/22 2.9	9/15/2022	2.9	478,469	474,936
285,000.00	WEATHERFORD BERMUDA COMPANY GUAR 03/19 9.625	3/1/2019	9.625	370,306	371,821
530,000.00	WELLPOINT INC SR UNSECURED 01/23 3.3	1/15/2023	3.3	543,455	543,783
280,000.00	WELLPOINT INC SR UNSECURED 08/21 3.7	8/15/2021	3.7	285,628	294,493
380,000.00	WELLPOINT INC SR UNSECURED 09/15 1.25	9/10/2015	1.25	379,844	383,005
245,000.00	WELLS FARGO + COMPANY SR UNSECURED 01/18 1 . 5	1/16/2018	1.5	244,559	245,402
415,000.00	WELLS FARGO + COMPANY SR UNSECURED 03/22 3 . 5	3/8/2022	3.5	416,651	442,661
350,000.00	WELLS FARGO + COMPANY SR UNSECURED 03/22 3 . 5	3/8/2022	3.5	370,003	373,328
725,000.00	WELLS FARGO + COMPANY SR UNSECURED 04/21 4 . 6	4/1/2021	4.6	778,563	833,925
900,000.00	WELLS FARGO + COMPANY SR UNSECURED 06/15 VAR	6/26/2015	1.23	903,285	908,503
240,000.00	WELLS FARGO BANK NA CERT OF DEPO 04/17 VAR	4/19/2017	1	240,000	242,015
700,000.00	WELLS FARGO BANK NA SUBORDINATED 05/16 VAR	5/16/2016	0.52	654,997	685,119
300,000.00	WILLIAMS COMPANIES INC SR UNSECURED 01/23 3.7	1/15/2023	3.7	299,166	302,596
495,000.00	WORLD FINANCIAL NETWORK CREDIT WFNMT 2012 D A	4/17/2023	2.15	494,745	502,623
595,000.00	XSTRATA FINANCE CANADA COMPANY GUAR 144A 11/14 2.85	11/10/2014	2.85	594,441	610,708
550,000.00	XYLEM INC COMPANY GUAR 09/16 3.55	9/20/2016	3.55	558,205	585,929
75,000.00	XYLEM INC COMPANY GUAR 09/16 3.55	9/20/2016	3.55	74,857	79,899

Investment companies
20,000.00	VANGUARD TOTAL BOND MARKET ETF VANGUARD TOTAL BOND MARKET		0	1,574,212	1,680,600
3,500.00	ISHARES BARCLAYS MBS BOND FUND ISHARES BARCLAYS MBS BOND FD		0	358,688	378,000
35,170.00	ISHARES CORE TOTAL US BOND MAR ISHARES CORE TOTAL US BOND M		0	3,567,017	3,907,035

Futures contracts
500,000.00	30YR US TREASURY BOND FUTURE MAR13 XCBT	3/19/2013	0	—	—
(2,800,000.00)	2YR US TREASURY NOTE FUTURES MAR13 XCBT	3/28/2013	0	—	—
11,300,000.00	10YR US TREASURY NOTE FUTURES MAR13 XCBT	3/19/2013	0	—	—
5,200,000.00	5YR US TREASURY NOTE FUTURES MAR13 XCBT	3/28/2013	0	—	—
(4,900,000.00)	ULTRA LONG US TREAS BOND FTRS MAR13 XCBT	3/19/2013	0	—	—
(500,000.00)	90DAY EURODOLLAR FUTURES CME JUN13 XCME	6/17/2013	0	—	—
(1,750,000.00)	90DAY EURODOLLAR FUTURES CME MAR13 XCME	3/18/2013	0	—	—
(2,500,000.00)	30YR US TREASURY BOND FUTURE MAR13 XCBT	3/19/2013	0	—	—
7,300,000.00	10YR US TREASURY NOTE FUTURES MAR13 XCBT	3/19/2013	0	—	—
22,500,000.00	5YR US TREASURY NOTE FUTURES MAR13 XCBT	3/28/2013	0	—	—
500,000.00	ULTRA LONG US TREAS BOND FTRS MAR13 XCBT	3/19/2013	0	—	—
33,600,000.00	2YR US TREASURY NOTE FUTURES MAR13 XCBT	3/28/2013	0	—	—
1,300,000.00	30YR US TREASURY BOND FUTURE MAR13 XCBT	3/19/2013	0	—	—
11,000,000.00	10YR USD DELIVERABLE IRS SWAPS MAR13 XCBT	3/18/2013	0	—	—
18,200,000.00	5YR USD DELIVERABLE IRS SWAPS MAR13 XCBT	3/18/2013	0	—	—
(44,500,000.00)	90DAY EURODOLLAR FUTURES CME DEC13 XCME	12/16/2013	0	—	—
(18,000,000.00)	90DAY EURODOLLAR FUTURES CME MAR13 XCME	3/18/2013	0	—	—
(35,500,000.00)	90DAY EURODOLLAR FUTURES CME SEP13 XCME	9/16/2013	0	—	—

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

					Investments
Face Amount or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

Separately managed accounts (continued)
Interest rate swaps
3,900,000.00	GR335757 IRS USD R V 03MLIBOR VANILLA	2/28/2017	1	$3,891,699	$3,886,904
(3,900,000.00)	GR335757 IRS USD P F .75000 VANILLA	2/28/2017	0.75	(3,900,000)	(3,900,000)
1,000,000.00	GR365445 IRS USD R V 03MLIBOR 1 VANILLA	6/19/2020	1	1,006,598	1,013,910
(1,000,000.00)	GR365445 IRS USD P F 1.25000 2 VANILLA	6/19/2020	1.25	(1,000,000)	(1,000,000)
700,000.00	GR365918 IRS USD R V 03MLIBOR 1 VANILLA	6/19/2020	1	703,990	709,737
(700,000.00)	GR365918 IRS USD P F 1.25000 2 VANILLA	6/19/2020	1.25	(700,000)	(700,000)
4,700,000.00	GR366238 IRS USD R V 03MLIBOR 1 VANILLA	6/19/2018	1	4,682,043	4,700,770
(4,700,000.00)	GR366238 IRS USD P F 1.00000 2 VANILLA	6/19/2018	1	(4,700,000)	(4,700,000)
900,000.00	GR367049 IRS USD R V 03MLIBOR 1 VANILLA	6/19/2043	1	871,287	917,616
(900,000.00)	GR367049 IRS USD P F 2.75000 2 VANILLA	6/19/2043	2.75	(900,000)	(900,000)
3,700,000.00	GR370020 IRS USD R V 03MLIBOR 1 VANILLA	5/31/2017	1	3,695,948	3,706,279
(3,700,000.00)	GR370020 IRS USD P F .70000 2 VANILLA	5/31/2017	0.7	(3,700,000)	(3,700,000)
3,900,000.00	GR370019 IRS USD R F .75000 2 VANILLA	2/28/2017	0.75	3,923,287	3,913,096
(3,900,000.00)	GR370019 IRS USD P V 03MLIBOR 1 VANILLA	2/28/2017	1	(3,900,000)	(3,900,000)

Cash and cash equivalents
900,000.00	BANK OF NOVA SCOTIA	9/11/2015	0.7495	902,295	902,295
13,716,117	*STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	12/31/2030	0.131259	13,716,117	13,716,117
	Total separately managed accounts			616,277,572	625,648,010

Collective trust funds
	WELLS FARGO SYNTHETIC
1,731,389	STABLE VALUE FUND	n/a	2.61	20,000,000	38,236,224
	WELLS FARGO
1,390,875	STABLE RETURN FUND G	n/a	1.95	68,624,092	73,229,092
Cash and cash equivalents
25,721,891	*STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	12/31/2030	0.131259	25,721,891	25,721,891
	Total Collective Trust Funds			114,345,983	137,187,207
	Total Intermediate-Term Bond Fund			730,623,555	762,835,217
	Total Investments			$4,971,847,890	$6,017,492,896

*Participant Loans (interest rate range: 4.25-10.5014%)					$133,563,492
					$6,151,056,388

*Indicates a party-in-interest to the Plan.

The sum of the amounts in the columns may not equal the total amounts due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TARGET CORPORATION 401(K) PLAN
Date: June 14, 2013
	By	/s/ John J. Mulligan
John J. Mulligan
Chief Financial Officer,
On behalf of Target Corporation as Plan
Administrator